                                                                    EXHIBIT 99.1

                               OLIN CORPORATION
                                 501 MERRITT 7
                                 P.O. BOX 4500
                            NORWALK, CT 06856-4500

                                          December 9, 1996

Dear Shareholder:

  I am pleased to report that the previously announced spin-off of our ordnance and aerospace businesses is expected to become effective on December 31, 1996. Primex Technologies, Inc., a recently-formed Virginia corporation which now owns all of Olin's former ordnance and aerospace businesses ("Primex"), will commence operations on the following day as an independent public company whose shares will be included in the Nasdaq National Market System under the symbol PRMX.

  Holders of Olin Common Stock of record as of the close of business on December 19, 1996, will receive one Primex common share for every ten shares of Olin Common Stock held.

  Mailing of the Primex stock certificates will begin on January 6, 1997; no action is required on your part to receive your Primex shares. You will not be required either to pay anything for the new shares or to surrender any Olin shares. No fractional shares of Primex stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which may be taxable to you. In due course you will be provided with information to enable you to compute your tax basis in both Olin and Primex stock. For U.S. federal income tax purposes, Olin has received an opinion of counsel that the distribution of the new Primex shares is tax-free to Olin and to you to the extent that you receive Primex shares.

  The enclosed Information Statement describes the distribution in detail and contains important information about Primex, including financial statements. I suggest that you read it carefully. If you have questions regarding the distribution, please contact Richard Koch, Vice President-Investor Relations at the following telephone number: (203) 750-3254.

  I believe the distribution of Primex shares will serve the business interests of both Olin and Primex. This action is demonstrative of and in keeping with Olin's goal of further increasing shareholder value.

                                           Sincerely,

                                          Donald W. Griffin
                                          Chairman of the Board, President &
                                          Chief Executive Officer

        SUBJECT TO COMPLETION OR AMENDMENT, DATED DECEMBER 6, 1996

                             INFORMATION STATEMENT

                           PRIMEX TECHNOLOGIES, INC.

        DISTRIBUTION OF APPROXIMATELY 4,996,372 SHARES OF COMMON STOCK

  This Information Statement is being furnished in connection with the distribution (the "Distribution") by Olin Corporation ("Olin") to holders of its common stock, par value $1 per share ("Olin Common Stock"), of all the outstanding shares of common stock, par value $1 per share ("Company Common Stock") of Primex Technologies, Inc. (the "Company"). Olin has transferred or will transfer to the Company all of the ordnance and aerospace businesses formerly conducted by Olin. See "Business".

  Shares of Company Common Stock will be distributed to holders of Olin Common Stock of record as of the close of business on December 19, 1996 (the "Record Date"). Each such holder will receive one share of Company Common Stock for every ten shares of Olin Common Stock held on the Record Date. The Distribution will be effective at 12:00 midnight on December 31, 1996, with the distribution of Company stock certificates commencing January 6, 1997. No consideration will be paid by Olin's shareholders for shares of Company Common Stock. There is no current trading market for Company Common Stock. However, the Company Common Stock has been approved for quotation on the Nasdaq National Market System, subject to official notice of issuance.

  In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors" on pages 10-11.

                               ----------------

      NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT.
            WE  ARE  NOT  ASKING  YOU  FOR A  PROXY  AND  YOU  ARE
                   REQUESTED NOT TO SEND US A PROXY.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
        INFORMATION  STATEMENT. ANY REPRESENTATION TO THE  CONTRARY IS
          A CRIMINAL OFFENSE.

                               ----------------

  Shareholders of Olin with inquiries related to the Distribution should contact Investor Relations, Olin Corporation, 501 Merritt 7, P.O. Box 4500, Norwalk, Connecticut 06856-4500, telephone (203) 750-3254, or Olin's stock transfer agent, ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Ridgefield Park, New Jersey, 07660, telephone (800) 306-8594.

          The date of this Information Statement is December  , 1996.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
     SUMMARY...............................................................   1
     THE DISTRIBUTION......................................................   6
       General.............................................................   6
       Manner of Effecting the Distribution................................   6
       Reasons for the Distribution........................................   6
       Results of the Distribution.........................................   7
       Federal Income Tax Consequences of the Distribution.................   7
       Listing and Trading of Company Common Stock.........................   9
       Third Party Consents; Regulatory Approvals..........................   9
       Reasons for Furnishing the Information Statement....................   9
     RISK FACTORS..........................................................  10
       Current Operating Losses............................................  10
       Dependence on Sales to the U.S. Government..........................  10
       Risks Inherent in U.S. Government Contracting.......................  10
       Company Dividend Policy.............................................  11
       Absence of Trading Market for Company Stock.........................  11
       Changes in Trading Prices of Olin Common Stock......................  11
       Competition.........................................................  11
     DIVIDEND POLICY.......................................................  11
     CAPITALIZATION........................................................  12
     SELECTED FINANCIAL AND OPERATING DATA.................................  13
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS..................................  14
     BUSINESS..............................................................  21
       General.............................................................  21
       Products and Services...............................................  22
       Customers...........................................................  25
       Raw Materials and Supplies..........................................  25
       U.S. Government Contracts and Regulations...........................  25
       Novation of U.S. Government Contracts...............................  27
       Competition.........................................................  28
       Research and Development; Patents...................................  28
       Backlog.............................................................  28
       Export Sales........................................................  29
       Seasonality.........................................................  29
       Employees...........................................................  29
       Environmental Matters...............................................  29
       Credit Facility.....................................................  29
     PROPERTIES............................................................  30
       Principal Manufacturing Facilities..................................  30
     LEGAL PROCEEDINGS.....................................................  32

                                                                           PAGE
                                                                           ----
     RELATIONSHIP BETWEEN OLIN AND THE COMPANY AFTER THE
      DISTRIBUTION........................................................  33
       Distribution Agreement.............................................  33
       Technology Transfer and License Agreement..........................  34
       Tax Sharing Agreement..............................................  34
       Powder Supply Requirements Agreement; Component Supply Agreement...  34
       Ball Powder(R) Assignment Agreement................................  35
       Browning Distribution Agreement....................................  35
       Assumption of Liabilities and Indemnity Agreement..................  35
       Transition Services Agreement......................................  35
       Covenant Not To Compete Agreement..................................  35
       Raufoss Technology Agreement.......................................  35
       Australia Agency Agreement.........................................  36
       Trade Name License Agreement.......................................  36
       Primex Directors...................................................  36
     MANAGEMENT AND EXECUTIVE COMPENSATION................................  37
       Board of Directors.................................................  37
       Committees of the Board of Directors...............................  38
       Compensation of Directors..........................................  38
       Executive Officers of the Company..................................  39
       Compensation of Executive Officers.................................  40
       Adjustment to Prior Olin Equity-Based Benefits for Company Employ-
        ees...............................................................  43
       Stock Plan for Non-employee Directors..............................  43
       Pension and Savings Plan...........................................  43
       Primex 1996 Long Term Incentive Plan...............................  45
       Supplemental Plans.................................................  46
       Retiree Medical and Life Insurance Benefits........................  46
       Other Benefits.....................................................  47
       Executive Agreements...............................................  47
     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
      PARTICIPATION.......................................................  47
     BENEFICIAL OWNERSHIP.................................................  48
     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................  49
     DESCRIPTION OF CAPITAL STOCK.........................................  49
       Authorized Capital Stock...........................................  49
       Common Stock.......................................................  49
       Preferred Stock....................................................  49
       Authorized But Unissued Capital Stock..............................  50
       Rights.............................................................  50
       No Preemptive Rights...............................................  50
       Certain Provisions of the Articles of By-laws......................  50
     RIGHTS PLAN..........................................................  51
     LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS..............  52
     AVAILABLE INFORMATION................................................  53
     INDEX TO COMBINED FINANCIAL STATEMENTS............................... F-1

                                    SUMMARY

  The following is a summary of certain information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This Summary is qualified in its entirety by the more detailed information contained elsewhere in this Information Statement which should be read in its entirety. Certain capitalized terms used in this Summary are defined elsewhere in this Information Statement.

                                THE DISTRIBUTION

DISTRIBUTING COMPANY........  Olin Corporation ("Olin"). References to Olin
                              include its consolidated subsidiaries except where the context otherwise requires.

DISTRIBUTED COMPANY.........  Primex Technologies, Inc., a Virginia corporation
                              (the "Company"), which will own all of the ordnance and aerospace businesses formerly operated by Olin (the "Ordnance/Aerospace Business"). References herein to the Company prior to the Distribution means the Ordnance Division and the Aerospace Division of Olin conducting the Ordnance/Aerospace Business. See "Business".

DISTRIBUTION RATIO..........  Each holder of Olin Common Stock will receive a dividend of one share of Company Common Stock for every ten shares of Olin Common Stock held on the Record Date (the "Distribution Ratio").

SECURITIES TO BE
 DISTRIBUTED................  Based on 49,963,728 shares of Olin Common Stock outstanding on October 31, 1996, as adjusted to reflect a two-for-one stock split effective October 31, 1996, approximately 4,996,372 shares of Company Common Stock (plus associated rights pursuant to a Shareholders Rights Plan) (the "Rights" and, collectively with the Company Common Stock, the "Shares") will be distributed. The Shares to be distributed will constitute all of the outstanding Shares of the Company immediately after the Distribution. No action is required by an Olin shareholder to receive the Company Common Stock to which an Olin shareholder is entitled.

FRACTIONAL SHARES...........  Fractional Shares will not be distributed.
                              Fractional Shares will be aggregated and sold in the public market by the Distribution Agent and the aggregate net cash proceeds will be distributed ratably to those shareholders entitled to fractional interests. See "The Distribution--Manner of Effecting the Distribution".

RECORD DATE.................  December 19, 1996 (close of business).

DISTRIBUTION DATE...........
                              January 6, 1997.

DISTRIBUTION AGENT,
 TRANSFER AGENT AND
 REGISTRAR FOR THE SHARES...  ChaseMellon Shareholder Services, L.L.C. (the
                              "Distribution Agent") will be the Distribution
                              Agent, Transfer Agent and Registrar for the
                              Shares.
FEDERAL INCOME TAX
 CONSEQUENCES OF THE          Olin and the Company have received an opinion of
 DISTRIBUTION...............  counsel that for Federal income tax purposes the receipt of Shares by Olin
                              shareholders will be tax-free. No gain or loss will be recognized by Olin on the Distribution.
                              Such opinion is subject to certain factual representations and assumptions. No ruling has been or will be sought from the Internal Revenue
                              Service with respect to the Federal income tax consequences of the Distribution. See "The
                              Distribution--Federal Income Tax Consequences of the Distribution".

STOCK EXCHANGE LISTING......  There is not currently a public market for the
                              Company Common Stock. However, the Company Common Stock has been approved for inclusion in the Nasdaq National Market System ("Nasdaq"), subject to official notice of issuance, under the symbol PRMX. It is possible that trading may commence on a "when-issued" basis prior to the Distribution. On the first Nasdaq trading day following the Distribution Date, "when-issued" trading in respect of Company Common Stock will end and "regular-way" trading will begin. See "The Distribution--Listing and Trading of Company Common Stock".

COMPANY INDEBTEDNESS........
                              Prior to the Distribution, the Company will assume a $160 million credit facility established by Olin, under which Olin will borrow $125 million. Amounts to be borrowed by Olin will be used to reduce its own borrowings. The credit facility will have a five-year term and permits borrowings thereunder with up to $30 million available for letters of credit. The facility is intended to provide sufficient liquidity for the Company's current funding needs. The facility will permit various borrowing options and contains customary commercial bank covenants, including restrictions on the payment of dividends by the Company and the acquisition by the Company of its capital stock. See "Business-- Credit Facility".


RELATIONSHIP WITH OLIN
 AFTER THE DISTRIBUTION.....  Following the Distribution, the Company will be an independent public company and Olin will have no continuing stock ownership interest in the Company. The current chief financial officer of Olin will serve as one of the Directors of the Company following the Distribution. No officer of Olin or the Company will be an officer of the other following the Distribution. The Company and Olin will enter into various agreements for the purpose of accomplishing the Distribution, governing their relationship subsequent to the Distribution and providing for the allocation of tax and certain other liabilities and obligations attributable to periods prior to the Distribution. These include agreements providing for the transfer of assets and the assumption of certain liabilities of Olin prior to the Distribution by the Company, the transfer of certain technologies to the Company by Olin, the transfer of Olin's Ball Powder(R) trademark to the Company, the supply of propellant powder to Olin by the Company following the Distribution, the agreements by Olin and the Company not to compete with each other in certain businesses following the Distribution and agreements providing for the novation of certain contracts with the U.S. Government to which

                              Olin is a party. The Company and Olin will also enter into an indemnification agreement whereby the Company generally has indemnified Olin against liabilities, litigation and claims arising out of the Ordnance/Aerospace Business, as well as costs associated with the removal, remediation or control of environmental conditions relating to certain of the Company's existing and former plant sites, and Olin generally will indemnify the Company against liabilities, litigation and claims arising out of Olin's other businesses following the Distribution. See "Relationship Between Olin and the Company After the Distribution"; "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Environmental Matters"; "Business--Environmental
                              Matters".

DIVIDEND POLICY.............  The payment and level of cash dividends by the
                              Company after the Distribution will be subject to the discretion of the Board of Directors of the Company (the "Board"). Olin currently anticipates that the Company will initially pay quarterly cash dividends which, on an annual basis, will aggregate $0.60 per Share. However, future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of the Company on an independent basis. See "The Distribution-- Dividend Policy".

CERTAIN PROVISIONS OF THE
 COMPANY'S ARTICLES AND BY-
 LAWS; RIGHTS AGREEMENT.....
                              Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated By-laws (the "By-laws"), as each will be in effect following the Distribution, may have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Board. The Articles authorize the Board to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the relative rights and preferences and the voting powers of the shares of any such series. See "Description of Capital Stock--Preferred Stock". The Board consists of three classes of directors, each of which serves for three years. The Company's By-laws require that shareholders give the Secretary of the Company notice of shareholder nominees for election as a director no later than 90 days before an annual meeting of shareholders or seven days following notice of a special meeting of shareholders for election of directors. Special meetings of shareholders may be called only by the Board or designated officers of the Company. Directors may be removed only with cause and vacancies on the Board may be filled only by the Board unless the vacancy is to be filled at an annual meeting of shareholders. See "Description of Capital Stock--Certain Provisions of Articles and By-laws". The Rights Agreement described elsewhere herein will also make more difficult an acquisition of control of the Company in a transaction not approved by the Board. See "Rights Plan". The Company has elected to "opt out" of coverage under Article 14.1 of the Virginia Stock

                              Corporation Act, which imposes restrictions on the voting rights of certain significant shareholders. See "Description of Capital Stock-- Certain Provisions of the Articles and By-laws".

RISK FACTORS................
                              Stockholders should consider certain factors including recent operating losses, the importance to the Company of its defense contracting business and possible changes in national defense policies, and risks associated with Government contracting as discussed under "Risk Factors".

PRINCIPAL OFFICE OF THE       10101 Ninth Street North St. Petersburg, Florida
 COMPANY....................  33716-3807

                           PRIMEX TECHNOLOGIES, INC.

                         SUMMARY FINANCIAL INFORMATION

                             (DOLLARS IN THOUSANDS)

  The historical financial information presented below summarizes certain financial information of the Company and is derived from the Combined Financial Statements of the Company. Such historical financial data may not be indicative of the Company's future performance as an independent company. The summary data presented below should be read in conjunction with the Combined Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Information Statement.

                                     UNAUDITED
                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                 ------------------- ----------------------------
                                 1996(/1/)    1995   1995(/1/)   1994   1993(/2/)
                                 ---------  -------- --------- -------- ---------
OPERATING DATA:
  Sales......................... $328,775   $359,582 $508,113  $416,148 $376,332
  Operating Income (Loss).......     (555)    17,402   21,093    28,723    9,317
  Net Income (Loss).............   (7,749)     5,046    5,661    12,023    1,022

                                            UNAUDITED
                                          SEPTEMBER 30,       DECEMBER 31,
                                         --------------- -----------------------
                                          1996    1995    1995    1994    1993
                                         ------- ------- ------- ------- -------
BALANCE SHEET DATA:
  Total Assets.......................... 351,812 371,554 380,979 364,175 294,077
  Short-term Borrowings due Olin........ 125,000 125,000 125,000 125,000 125,000
  Total Liabilities..................... 194,055 210,247 222,444 233,062 202,790
  Equity................................ 157,757 161,307 158,535 131,113  91,287

--------
(1) Earnings include a pre-tax charge for the settlement of claims relating to a government investigation of certain testing irregularities at the Company's Marion, Illinois facility ($6,000 in 1996 and $2,000 in the year ended 1995) and a $4,500 pre-tax charge in 1996 related to a trial court ruling involving a contract dispute with the Belgium Ministry of Defense related to a 1985 sale of tank ammunition.
(2) 1993 results include a pre-tax charge for a strategic action plan of $12,600.

                               THE DISTRIBUTION

GENERAL

  The Board of Directors of Olin has approved the distribution of all of the outstanding shares of Company Common Stock to all holders of Olin Common Stock. In the Distribution, each holder of Olin Common Stock will receive as a dividend one share of Company Common Stock for every ten shares of Olin Common Stock held on the Record Date.

MANNER OF EFFECTING THE DISTRIBUTION

  The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement between the Company and Olin (the "Distribution Agreement"). See "Relationship Between Olin and the Company After the Distribution--Distribution Agreement".

  Pursuant to the terms and conditions of the Distribution Agreement, the Distribution will be effective December 31, 1996 with Company stock certificates being distributed on January 6, 1997 (the "Distribution Date") to shareholders of record of Olin at the close of business on the Record Date. Prior to the Distribution Date, Olin will deliver all outstanding Shares to the Distribution Agent for distribution. The Distribution Agent will mail, beginning on or about the Distribution Date, certificates representing the Shares to Olin shareholders of record on the Record Date. Each Olin shareholder will receive one Share for every ten shares of Olin Common Stock held on the Record Date. Olin shareholders will not be required to pay for Shares received in the Distribution, or to surrender or exchange Olin shares in order to receive Shares of the Company. No vote of Olin shareholders is required or sought in connection with the Distribution, and Olin shareholders have no appraisal rights in connection with the Distribution.

  No certificates or scrip representing fractional Shares will be issued to Olin shareholders as part of the Distribution. In lieu of receiving fractional Shares, each holder of Olin Common Stock who would otherwise be entitled to receive a fractional Share will receive cash for such fractional interest. The Distribution Agent will, as soon as practicable after the Distribution Date, aggregate fractional Shares into whole Shares and sell them in the open market at then prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to Olin shareholders entitled to fractional interests. The amount of such payment will depend on the prices at which the aggregated fractional Shares are sold by the Distribution Agent in the open market shortly after the Distribution Date.

  In order to be entitled to receive Shares of the Company in the Distribution, Olin shareholders must be shareholders at the close of business on the Record Date, December 19, 1996.

REASONS FOR THE DISTRIBUTION

  ACCESS TO CAPITAL. It is important to Olin that it maintain an investment grade rating for its debt in order to ensure continued access to capital markets at attractive rates, and it has been advised by Moody's Investors Service that maintaining a target range of debt to total capital of 35-40% is critical to Olin's rating level. Olin has effected two equity offerings in recent years. Based upon the capital spending requests of the various Olin businesses for fiscal year 1996, Olin will be required to limit its capital spending in order to maintain a 35-40% ratio of debt to total capital. As part of Olin, the Company has had to compete with Olin's other businesses for capital. Olin has decided not to give its Ordnance and Aerospace Divisions priority for growth capital and reinvestment, but rather to allocate its capital resources primarily to other businesses which historically have been its core businesses. Olin foresees that these capital priorities will continue indefinitely. Because the Distribution will give the Company direct access to capital markets, it is expected that the Company will be better able to grow its business as an independent company, free of Olin's capital constraints. In addition, Olin desires to focus its management resources on its historic chemicals, metals and small caliber ammunition core businesses.

  CONSOLIDATION IN THE DEFENSE INDUSTRY. Olin and the Company have determined that, as part of Olin, the Company will not be able to participate in as meaningful a way in the consolidation currently occurring in the defense industry or otherwise pursue appropriate strategies in the industry. However, Olin and the Company believe that the Company can do so as a separate and independent company. Following the Distribution, the Company will be in a position to utilize its own cash flow (a portion of which has been used by Olin in its other businesses in recent years) and to raise cash in the capital markets (free of Olin's capital constraints and based on its own financial performance) in order to modernize facilities, to make acquisitions and/or to enter into joint ventures or other combinations. In addition, the Company believes that it will be in a position to issue its own capital stock to make acquisitions should an attractive opportunity present itself. The Company intends to evaluate and, where appropriate, pursue potential acquisitions and combinations following the Distribution.

  EXPANSION OF CUSTOMER BASE. The Company produces a propellant used in small and medium caliber military ammunition and marketed under the trade name Ball Powder(R)*. This propellant is also used in commercial sporting ammunition, including Olin's Winchester brand of sporting ammunition. The Company believes that there has been some historical reluctance on the part of competitors of Olin's Winchester Division ("Winchester") to buy large quantities of Ball Powder(R) propellant from the Company because of the common ownership of Winchester and the Company. The Company believes that, as a separate and independent company, it will be able to gain more of these companies as customers and to increase existing sales to such companies. In addition, the Company believes that it will be able to increase sales to the so-called "reloader" market (individuals who buy ammunition components and load their own rounds with powder), a substantial market which has not been fully exploited by Olin.

  MORE FOCUSED INCENTIVE PROGRAMS. The Company believes that long-term incentive programs keyed to its stock and its earnings can be an important factor contributing to its operational and financial performance. At present, the effect of any individual manager's performance on Olin's stock price or earnings, and consequently on the manager's long-term compensation, is diluted by the multiplicity and relative size of the businesses in which Olin is engaged. By enabling the Company to provide incentive compensation in the form of direct and indirect equity ownership in the Company, the Distribution will permit the Company to design incentive compensation programs that relate directly to its own business characteristics and performance. See "Management and Executive Compensation" elsewhere herein.

  For information concerning certain relationships between the Company and Olin following the Distribution, see "Relationship Between Olin and the Company After the Distribution" elsewhere herein.

RESULTS OF THE DISTRIBUTION

  After the Distribution, the Company will be an independent public company owning and operating the Ordnance/Aerospace Business. The number and identity of shareholders of the Company immediately after the Distribution will be the same as the number and identity of the shareholders of Olin on the Record Date. Immediately after the Distribution, the Company expects to have approximately 11,308 holders of record of Shares and approximately 4,996,372 Shares outstanding, based on the number of record shareholders and outstanding shares of common stock of Olin on October 31, 1996, as adjusted to reflect a two-for-one stock split effective as of October 31, 1996, and the Distribution Ratio of one Share for every ten shares of Olin Common Stock. The actual number of Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding shares of Olin Common Stock or any rights of Olin shareholders.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  Olin and the Company have received an opinion of Cravath, Swaine & Moore, counsel to Olin, that for Federal income tax purposes:

    1. The Distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code").
--------

* Ball Powder(R) is a registered trademark of Olin.

    2. No gain or loss will be recognized by Olin on the Distribution.

    3. No gain or loss will be recognized by the holders of Olin Common Stock solely as a result of their receipt of Shares in the Distribution.

    4. The tax basis of the Olin Common Stock and the Company Common Stock held immediately after the Distribution by any holder will equal such holder's tax basis in its Olin Common Stock immediately before the Distribution, allocated in proportion to the relative fair market values of the Olin Common Stock and the Company Common Stock at the time of the Distribution.

    5. The holding period of the Company Common Stock received in the Distribution will include the holding period of the Olin Common Stock with respect to which the Company Common Stock was distributed, provided that such Olin Common Stock was held as a capital asset on the Distribution Date.

  This opinion of counsel is subject to certain assumptions and the accuracy of certain factual representations made by Olin and the Company. Olin is not aware of any present facts or circumstances that would cause such assumptions or representations to be untrue. Olin and the Company also will agree to certain restrictions on their future actions to provide further assurances that the Distribution will qualify as a tax-free spin-off. See "Relationship Between Olin and the Company after the Distribution--Tax Sharing Agreement". No ruling has been or will be sought from the Internal Revenue Service with respect to the Federal income tax consequences of the Distribution, and there can be no assurance that the Internal Revenue Service will not take a position contrary to that expressed in Cravath, Swaine & Moore's opinion.

  If the Distribution were not to qualify under Section 355 of the Code, then
(i) Olin would not recognize any loss realized on the Distribution, but would recognize capital gain equal to the excess, if any, of (x) the fair market value of the Company Common Stock on the Distribution Date over (y) its adjusted tax basis in the Company Common Stock, and (ii) each holder of Olin Common Stock who receives shares of Company Common Stock in the Distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares of Company Common Stock on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of Olin's current and accumulated earnings and profits, and then as a nontaxable return of capital to the extent of such holder's basis in the Olin Common Stock (with any remaining amount being taxed as capital gain). Olin and the Company will each be severally liable to the Internal Revenue Service for the full amount of the Federal capital gains tax described in (i) above that is not paid by the other. Pursuant to the Tax Sharing Agreement, Olin and the Company will indemnify each other for any liabilities resulting from any breach of their respective representations made to Cravath, Swaine & Moore in connection with its opinion. If the Distribution fails to qualify as a tax-free spin-off as a result of action taken after the Distribution by Olin or the Company, the party that took such action will be responsible for the full amount of any resulting corporate tax liability. Neither Olin nor the Company will indemnify any holder of Olin Common Stock who receives Shares in the Distribution for any tax liabilities.

  In any case, cash received by a holder of Olin Common Stock in lieu of a fractional share of Company Common Stock will be treated as received in exchange for such fractional share and the holder will recognize gain or loss for Federal income tax purposes measured by the difference between the amount of cash received and the holder's tax basis in the fractional share. Such gain or loss will be capital gain or loss to the holder if the Olin Common Stock has been held as a capital asset, and will be long-term capital gain or loss if such Olin Common Stock has been held for more than one year.

  The discussion in the preceding two paragraphs of the anticipated Federal income tax consequences of the Distribution is for general information only. Olin stockholders should consult their own advisers as to the specific tax consequences of the Distribution, including the effects of foreign, state and local tax laws and the effect of possible changes in tax laws.

LISTING AND TRADING OF COMPANY COMMON STOCK

  There is not currently a public market for the Shares. However, the Company Common Stock has been approved for inclusion in the NASDAQ National Market System ("Nasdaq"), subject to official notice of issuance, under the symbol PRMX. It is possible that trading may commence on a "when-issued" basis prior to the Distribution. On the first Nasdaq trading day following the Distribution Date, "when-issued" trading in respect of Company Common Stock will end and "regular-way" trading will begin. Nasdaq will not approve any trading in respect of Company Common Stock until the Securities and Exchange Commission has declared effective the Registration Statement of the Company on Form 10 in respect of the Company Common Stock.

  There can be no assurance as to the price at which the Company Common Stock will trade before, on or after the Distribution Date. Until the Company Common Stock is fully distributed and an orderly market develops in the Company Common Stock, the price at which such stock trades may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. The price of the Company Common Stock will be determined in the marketplace and may be influenced by many factors, including (i) the depth and liquidity of the market for the Company Common Stock, (ii) developments affecting the business of the Company generally, (iii) the Company's dividend policy, (iv) investor perception of the Company and the industries in which the Company participates and (v) general economic and market conditions.

  The Shares distributed to Olin shareholders will be freely transferable, except for Shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company. Persons who are affiliates of the Company will be permitted to sell their Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

THIRD PARTY CONSENTS; REGULATORY APPROVALS

  Federal procurement regulations may require Olin to enter into novation agreements with the Company and the U.S. Government relating to U.S. Government contracts to which Olin is a party, pursuant to which Olin will guarantee or otherwise become liable for the Company's obligations under such contracts which are being transferred to the Company in connection with the Distribution. See "Business--Novation of U.S. Government Contracts". Certain consents or approvals may be required pursuant to (i) the Arms Export Control Act, or the rules and regulations promulgated thereunder, (ii) rules and regulations of the Bureau of Alcohol, Tobacco and Firearms and (iii) pursuant to the Department of Defense Industrial Security Manual. In addition, the Company may be required to obtain the consent of certain commercial customers pursuant to contractual obligations.

REASONS FOR FURNISHING THE INFORMATION STATEMENT

  This Information Statement is being furnished by Olin solely to provide information to shareholders of Olin who will receive Shares in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Olin or the Company. The information contained in this Information Statement is believed by Olin and the Company to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Olin nor the Company will update the information except in the normal course of their respective public disclosure practices.

                                 RISK FACTORS

  Certain factors, including those described below, should be considered carefully in evaluating the Company, its Common Stock and its business. Neither Olin nor the Company makes, nor is any other person authorized to make, any representation as to the future market value of the Company Common Stock.

CURRENT OPERATING LOSSES

  The Company reported a net loss of approximately $7.7 million for the nine months ended September 30, 1996, compared to net income of $5.0 million for the comparable period of 1995. Lower sales of Ball Powder(R) propellant combined with a pretax charge of $10.5 million to provide for claims and legal matters, were primarily responsible for the decrease in net income. Sales of commercial Ball Powder(R) propellant declined in 1996 due to sporting ammunition customers drastically reducing their purchases. The components of the charge consist of the final settlement of an investigation of certain testing irregularities at the Company's Marion, Illinois facility ($6 million) and a contract dispute with the Belgium Ministry of Defense ($4.5 million net of a $1.1 million receivable). Olin has agreed to assume responsibility for certain post-Distribution legal costs, judgments and civil settlements relating to the Belgium contract dispute. See "Legal Proceedings". For information as to the pro forma effect on operating results of the higher administrative costs anticipated as an independent public company, see "Management's Discussion and Analysis--Future Service Costs".

DEPENDENCE ON SALES TO THE U.S. GOVERNMENT

  The Company's sales to the U.S. Government and its agencies (primarily the Department of Defense) amounted to $391 million in 1995, $319 million in 1994 and $302 million in 1993 and in 1995 such sales represented approximately 80% of the Company's revenue. Over the past several years, the U.S. defense budget, and in particular the ammunition budget, has declined. This reduction has had an adverse effect upon the Company's sales and profitability and has resulted in industry consolidations. While the Company believes that U.S. defense spending has stabilized, future levels of defense spending cannot be predicted with certainty. The impact of possible further reductions in the level of defense procurement on the Company's income, liquidity, capital resources and financial condition will depend on the timing and size of the changes and the Company's ability to mitigate their impact with new business, business consolidations or cost reductions. Licenses are also required from U.S. Government agencies for export of many of the Company's products, including munitions and spacecraft and military aircraft components and subsystems. In view of the uncertainty regarding the size, content and priorities of the annual Department of Defense procurement schedule, the historical financial information of the Company may not be indicative of future performance. See "Business--U.S. Government Contracts and Regulations".

RISKS INHERENT IN U.S. GOVERNMENT CONTRACTING

  A significant portion of the Company's sales is associated with long-term contracts and programs for the U.S. Government in which there are significant inherent risks. A significant percentage of the Company's sales is pursuant to firm fixed-price contracts which present the inherent risk of unreimbursed cost overruns. U.S. Government contracts entered into by the Company are, by their terms, subject to termination by the Government either for the Government's convenience or default by the Company. Because the U.S. Government currently provides, directly and indirectly, approximately 80% of the Company's revenue, the loss of a significant portion of such business would have a material adverse effect on the Company's operations. Government contracts also are dependent upon the levels and continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, for such multiyear programs, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. Most U.S. Government contracts are also subject to modification in the event of changes in funding, and the Company's cost recovery and revenue are subject to adjustment as a result of audits by the Defense Contract Audit Agency and other U.S. Government auditors. The award of U.S. Government contracts also may be subject to protest or challenge by unsuccessful bidders.

  In addition, the Company is subject to extensive and complex U.S. Government procurement laws and regulations. These laws and regulations provide for ongoing Government audits and reviews of contract procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export of munitions and other controlled products and commodities, and any significant violations of any other federal law, could subject the Company or one or more of its businesses to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future Government contracts for a specified period of time. See "Business--U.S. Government Contracts and Regulations"; "Legal Proceedings".

COMPANY DIVIDEND POLICY

  The payment and level of cash dividends by the Company after the Distribution will be subject to the discretion of the Board of Directors of the Company (the "Board"). Olin initially expects the Company to declare quarterly dividends of $0.15 per share. However, future dividend decisions will be based on a number of factors, including the operating results and financial requirements of the Company on an independent basis. As a result, there can be no assurance that the dividend will remain at its initial level.

ABSENCE OF TRADING MARKET FOR COMPANY STOCK

  There has not been any established public trading market for the Company Common Stock. The Company Common Stock will be quoted on Nasdaq under the symbol "PRMX". Trading in the Company Common Stock to be distributed may commence on a "when issued" basis prior to the Distribution Date. There can be no assurance as to the prices at which the Company Common Stock will trade before, on, or after the Distribution Date. Until the Company Common Stock is fully distributed and an orderly market develops, the prices at which such stock trades may fluctuate significantly and may be lower than prices that would be expected for a fully distributed issue. Prices for the Company Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Company Common Stock, developments affecting the defense industry generally, investor perception of the Company and general economic and market conditions.

CHANGES IN TRADING PRICES OF OLIN COMMON STOCK

  After the Distribution, Olin Common Stock will continue to be listed for trading on the New York Stock Exchange, Inc. and the Pacific and Chicago Stock Exchanges under the symbol "OLN". As a result of the Distribution, the trading prices of Olin Common Stock may be lower immediately following the Distribution as compared to the trading prices of Olin Common Stock immediately prior to the Distribution. The aggregate market values of Olin Common Stock and Company Common Stock after the Distribution may be less than, equal to, or greater than, the market value of Olin Common Stock prior to the Distribution.

COMPETITION

  The Company encounters strong competition in each of its product lines. Certain of the Company's competitors are larger and have greater financial resources than the Company. The degree to which the Company participates in future U.S. Government business will depend to a large extent on its ability to offer better program performance than its competitors at a lower price to the Government. See "Business--Competition".

                                DIVIDEND POLICY

  The payment and level of cash dividends by the Company after the Distribution will be subject to the discretion of the Board of Directors of the Company. Although it is anticipated that following the Distribution the Company initially will declare quarterly cash dividends, which on an annual basis will aggregate $0.60 per Share, future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of the Company on an independent basis. As a result, there can be no assurance that the dividend will remain at its initial level. The Company's credit facility will limit the payment or declaration of dividends by the Company on any class of its stock, as well as any other distribution, liquidation, purchase or other acquisition of the Company's stock by it or any subsidiary. At January 1, 1997, the credit agreement will permit approximately $17 million to be paid in dividends.

                                CAPITALIZATION
                            (DOLLARS IN THOUSANDS)

  The following table sets forth the combined capitalization of the Company as of September 30, 1996 on a historical basis and as adjusted to reflect (i) the Distribution and (ii) the assumption by the Company of $125,000 of indebtedness incurred by Olin prior to the Distribution Date, as if they occurred as of that date. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical Combined Financial Statements and Notes thereto of the Company included elsewhere herein.

                                                          SEPTEMBER 30,
                                                  -----------------------------
                                                            PRO FORMA     AS
                                                   ACTUAL  ADJUSTMENTS ADJUSTED
                                                  -------- ----------- --------
Short-Term Borrowings due Olin................... $125,000  $(125,000) $    --
Long-Term Debt...................................      --     125,000   125,000
                                                  --------  ---------  --------
  Total Debt..................................... $125,000  $     --   $125,000
                                                  --------  ---------  --------
Preferred Stock..................................      --         --        --
Common Stock.....................................      --       4,990     4,990
Additional Paid-In Capital.......................      --     152,767   152,767
Equity...........................................  157,757   (157,757)      --
                                                  --------  ---------  --------
  Total Shareholders' Equity.....................  157,757        --    157,757
                                                  --------  ---------  --------
Total Capitalization............................. $282,757  $     --   $282,757
                                                  ========  =========  ========

  Based on each holder of Olin Common Stock receiving a dividend of one share of Company Common Stock for every ten shares of Olin Common Stock. The number of shares of Olin Common Stock outstanding as of the Distribution Date is anticipated to be 49.9 million.

  It is anticipated that the Company will assume a $160,000 credit facility executed by Olin prior to the Distribution. Olin intends to borrow an amount under that facility prior to the Distribution, currently estimated to be $125,000, which assumes a certain level of the Company's working capital anticipated at the time of the Distribution. Amounts to be borrowed by Olin will be used to reduce its own borrowings. Amounts remaining under the credit facility are expected to provide sufficient liquidity for the Company's current funding needs. The credit facility will permit borrowing on a revolving basis over a five-year term. The facility will contain restrictive covenants limiting the ratio of earnings before interest and taxes to interest expense, the ratio of total debt to earnings before interest, taxes, depreciation and amortization, and will contain minimum tangible net worth requirements. No principal repayments are expected to be made on the revolving debt until the end of the five-year term. Because this agreement has not been finalized, the debt due Olin has been classified as short-term in the Company's Combined Balance Sheets. When the credit agreement is signed and assumed by the Company in connection with the Distribution, the debt will be reclassified to long-term debt.

                           PRIMEX TECHNOLOGIES, INC.

                     SELECTED FINANCIAL AND OPERATING DATA
                            (DOLLARS IN THOUSANDS)

  The following table summarizes certain selected historical financial and operating information with respect to the Company and is derived from the Combined Financial Statements of the Company. The financial statements for the three years ended December 31, 1995 were derived from the audited financial statements included elsewhere herein. The financial statements for the nine months ended September 30, 1996 and 1995 were derived from the unaudited financial statements included elsewhere herein. Such historical financial data may not be indicative of the Company's future performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical Combined Financial Statements and Notes thereto included elsewhere in this Information Statement. The following information is qualified in its entirety by the information and financial statements appearing elsewhere in this Information Statement.

                              UNAUDITED
                          NINE MONTHS ENDED
                            SEPTEMBER 30,               YEARS ENDED DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  --------
OPERATIONS
Sales...................  $328,775  $359,582  $508,113  $416,148  $376,332  $430,120  $467,189
Cost of Goods Sold......   277,016   299,916   428,707   335,303   304,717   350,942   376,377
Selling and                 37,888    39,138    51,297    46,758    43,643    47,991    48,489
Administration..........
Research and                 3,926     3,126     5,016     5,364     6,055     6,308     8,249
Development.............
Other charges(/1/)......    10,500       --      2,000       --     12,600       --        --
                          --------  --------  --------  --------  --------  --------  --------
Operating Income (Loss).      (555)   17,402    21,093    28,723     9,317    24,879    34,074
Interest Expense........     6,943     6,958     9,276     8,638     7,880     8,490     9,533
Interest and Other             657       808       807     1,743     2,307     2,075     1,306
Income..................
                          --------  --------  --------  --------  --------  --------  --------
Income (Loss) Before        (6,841)   11,252    12,624    21,828     3,744    18,464    25,847
Taxes...................
Income Tax Provision....       908     6,206     6,963     9,805     2,722     8,001    13,624
                          --------  --------  --------  --------  --------  --------  --------
Income (Loss) Before
 Cumulative Effect of
 Accounting Changes.....    (7,749)    5,046     5,661    12,023     1,022    10,463    12,223
Accounting Changes......       --        --        --        --        --     (6,159)      --
                          --------  --------  --------  --------  --------  --------  --------
Net Income (Loss).......  $ (7,749) $  5,046  $  5,661  $ 12,023  $  1,022  $  4,304  $ 12,223
                          ========  ========  ========  ========  ========  ========  ========
                              UNAUDITED
                            SEPTEMBER 30,                     DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  --------
FINANCIAL POSITION
Property Plant and        $103,293  $107,096  $114,473  $114,113  $ 98,771  $107,836  $108,670
Equipment, Net..........
Total Assets............   351,812   371,554   380,979   364,175   294,077   330,551   397,619
Capitalization:
 Short-Term Borrowings
  due Olin..............   125,000   125,000   125,000   125,000   125,000   125,000   125,191
 Long-Term Debt.........       --        --        --        --        --        --         91
 Shareholders' Equity...   157,757   161,307   158,535   131,113    91,287   114,775   158,464
Total Capitalization....   282,757   286,307   283,535   256,113   216,287   239,775   283,746
OTHER
Capital Expenditures....     6,891     9,646    19,191    17,821    12,682    14,082    12,331
Depreciation............    12,627    11,982    16,633    16,955    14,323    14,220    14,133
Total Debt to Total           44.2%     43.7%     44.1%     48.8%     57.8%     52.1%     44.2%
Capitalization..........
Effective Tax Rate......       -- %     55.2%     55.2%     44.9%     72.7%     43.3%     52.7%

--------

(1) Other charges include a charge for the settlement of claims relating to a government investigation of certain testing irregularities at the Company's Marion, Illinois facility ($6,000 in 1996 and $2,000 in the year ended 1995) and a $4,500 charge in 1996 related to a trial court ruling involving a contract dispute with the Belgium Ministry of Defense related to a 1985 sale of tank ammunition. Also, 1993 other charges include a charge for a strategic action plan of $12,600.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)

  This Management's Discussion and Analysis of Financial Condition and Results of Operations covers periods when the Company operated as the Ordnance and Aerospace Divisions of Olin. However, this discussion and analysis of financial condition and results of operations has been prepared as if the Company were a separate entity for all periods discussed. It should be read in conjunction with the Company's historical Combined Financial Statements and Notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,     YEARS ENDED DECEMBER 31,
                                   ------------------ --------------------------
                                     1996      1995     1995     1994     1993
                                   --------  -------- -------- -------- --------
Sales............................. $328,775  $359,582 $508,113 $416,148 $376,332
Gross margin......................   51,759    59,666   79,406   80,845   71,615
Selling and administration........   37,888    39,138   51,297   46,758   43,643
Other charges.....................   10,500       --     2,000      --    12,600
Net income (loss).................   (7,749)    5,046    5,661   12,023    1,022

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO 1995

  Sales declined 9%, principally attributable to lower shipments of combined effects munitions, Ball Powder(R) propellant, and electromagnetic systems, which more than offset higher tank ammunition sales to international customers. The lower sales levels of combined effects munitions and electromagnetic systems reflect the completion of major programs during 1996. The U.S. Government contract for combined effects munitions is not expected to be renewed. Sales of commercial Ball Powder(R) propellant declined 18% in the 1996 period as sporting ammunition customers drastically reduced their purchases. In 1995, heavy consumer buying patterns for sporting ammunition were driven by a concern over the threat of restrictive legislation and taxation, which increased the demand for Ball Powder(R) propellant. Restrictive legislation in the form of the Brady bill and the assault weapons ban was passed in 1993 and 1994, respectively, while a proposed prohibitive tax on ammunition was not adopted.

  Gross margin percentage decreased to 16% from 17% due to the decline in sales of Ball Powder(R) propellant.

  Selling and administration expenses as a percentage of sales increased to 12% from 11% due to lower sales. Selling and administration expenses decreased in amount due to lower legal and consulting fees associated with the government investigation of certain testing irregularities at the Company's Marion, Illinois facility which were approximately $1,200 and $2,700 in 1996 and 1995, respectively.

  Other charges shown in Results of Operations above represents the provision for the settlement of claims relating to a government investigation of certain testing irregularities at the Company's Marion, Illinois facility ($6,000) and the charge for the Belgian contract dispute ($4,500).

  Customer-sponsored research of $28,574 decreased $6,561 due to the completion of an international contract for electromagnetic systems in 1995.

  Income tax expense of $908 and $6,206 was recorded in 1996 and 1995 on pretax losses of $6,841 and pretax income of $11,252 in 1996 and 1995, respectively. The impact of the Marion legal settlement which is non-deductible and other higher non-deductible expenses on a lower level of profits in 1996 was the main contributor to the change.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO 1994

  Sales increased 22% primarily due to additional shipments of medium caliber ammunition, strong demand for electronic and solid propellant products and sales under a combined effects munition contract. The inclusion of a full year of sales from the Company's acquisition of certain assets of the medium caliber ammunition business of GenCorp's Aerojet Ordnance Division in April 1994, and sales under a combined effects munition contract awarded in 1994 accounted for a 15% increase in sales. Sales of large caliber ammunition declined due to the completion of a contract to supply tank ammunition components to the U.S. Army during 1994. Tank ammunition cartridge sales and profits in 1995 were consistent with 1994 levels. Ball Powder(R) propellant sales increased slightly as higher selling prices due to a more favorable product mix more than offset a decline in volumes. Increased volumes in the electronics business, specifically the in-flight entertainment product line, and strong demand for the solid propellant systems product lines contributed 6% to the sales increase.

  The gross margin percentage decreased to 16% from 19%. Cost overruns on certain production and development programs and additional costs associated with certain discontinued programs more than offset the increased margins from large caliber ammunition due to a favorable contract settlement and the profit impact from the additional medium caliber ammunition volumes.

  Selling and administration expenses as a percentage of sales decreased to 10% from 11% due primarily to the additional sales from the medium caliber ammunition acquisition. Selling and administration expenses increased in amount due to the inclusion of the operating expenses of the medium caliber ammunition acquisition for a full year and its related relocation and consolidation costs, and additional legal and consulting fees. Legal and consulting fees associated with the government investigation of certain testing irregularities at the Company's Marion, Illinois facility increased to $3,500 in 1995 from $500 in 1994.

  Other charges shown in Results of Operations above represents a provision for the settlement of claims relating to a government investigation of certain testing irregularities at the Company's Marion, Illinois facility.

  Customer-sponsored research of $47,748 decreased $33,271 due to the overall reduction in government-funded ammunition programs and the advancement of a major ammunition development program into the production stage.

  The effective tax rate was 55% in 1995, compared to 45% in 1994. The impact of the charge related to the Marion legal settlement which is non-deductible and other non-deductible expenses on a lower level of profits in 1995 were the main contributors to the effective tax rate increase.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO 1993

  Sales increased 11% primarily from the inclusion of sales of the medium caliber ammunition acquisition and increased volumes of Ball Powder(R) propellant. The integration of the medium caliber acquisition was implemented and expanded the Company's medium caliber ammunition line of products. This acquisition accounted for a 16% increase in sales and more than offset the volume declines in other medium caliber ammunition and large caliber ammunition. Additional Ball Powder(R) propellant sales, which contributed 1% of the total sales increase were attributable to heavy consumer buying due in part to a fear of restrictive taxation and legislation affecting commercial ammunition. Electronic products sales increased due to the sale of in-flight entertainment seat telephony boxes and aircraft telephones used in commercial aircraft, but were offset in total by decreases in the propulsion products business and the tactical systems product lines.

  The gross margin percentage was 19% in 1995 and 1994. The impact of the increase in sales volumes was offset by corresponding increases in production costs.

  Selling and administration expenses as a percentage of sales decreased to 11% from 12% due primarily to the additional sales from the medium caliber ammunition acquisition. Selling and administration expenses increased in amount as the inclusion of the operating expenses of the acquisition more than offset the impact from certain workforce reductions which occurred during 1993.

  In 1993, the Company recorded a pretax charge of $12,600 for a series of strategic actions consisting of personnel reductions ($4,100), business restructurings involving the shutdown of a manufacturing facility and the discontinuance of artillery metal parts manufacturing ($7,000), and other charges including asset write-downs ($1,500). As of December 31, 1995, all of the actions within the strategic action plan had been completed. The savings resulting from the workforce reduction and the business restructurings were approximately $1,900 in 1995 ($2,700 in 1994).

  Customer-sponsored research of $81,019 decreased $3,563 due to the overall reduction in government-funded ammunition programs and in response to the overall Department of Defense ("DoD") budget reduction.

  The effective tax rate for 1994 was 45%, compared to 46% in 1993, excluding the effect of the charge (pretax-$12,600; after tax-$7,800). The impact of slightly higher non-deductible expenses on a higher level of profits in 1994 was the main contributor to the effective tax rate decrease.

U.S. GOVERNMENT SALES

  U.S. Government sales amounted to $391,099 in 1995, $318,898 in 1994 and $302,022 in 1993. Sales under the combined effects munition contract was the main contributor to the increase in 1995 government sales. Approximately 80% of 1995 sales were to the DoD or agencies thereof. Changes in the strategic direction of defense spending, the timing of defense procurements and specific defense program appropriation decisions may adversely affect the performance of the Company in future years, including its income, liquidity, capital resources, and financial condition. The precise impact of these decisions will depend upon their timing and the size of changes and the Company's ability to mitigate their impact with new business, business consolidations or cost reductions. In view of the continuing uncertainty regarding the size, content and priorities of the annual DoD budget, the historical financial information of the Company may not be indicative of future performance and the viability of certain facilities and equipment may also be impacted. The results of operations for the nine months ended September 30, 1996 and 1995, should not be regarded as indicative of the results that may be expected for the entire year. DoD sales activities are historically stronger in the latter part of the year because the timing of the recognition of the DoD ammunition sales tends to reflect the procurement cycle utilized by the U.S. Army. Certain commercial sales, such as Ball Powder(R) propellant volumes, tend to be stronger in the first half of the year because the buying patterns of sporting ammunition manufacturers are primarily driven by the fall hunting season.

  Since the U.S. Government usually awards and funds ordnance contracts on a year-by-year basis and the Company's business is dependent upon periodic awards of new contracts and the exercise of options contained in existing contracts, there can be no assurance that the U.S. Government will continue to purchase the Company's products and services over the long-term. The termination of any of the Company's significant contracts or the failure to obtain either renewals of certain existing contracts or additional contracts with the U.S. Government would have a material adverse effect on its results of future operations and financial condition.

ENVIRONMENTAL

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1994     1993
                                                     -------- -------- --------
                                                          ($ IN THOUSANDS)
Cash Outlays:
  Remedial and Investigatory Spending............... $    291 $    407 $    224
  Capital Spending..................................      500      500      700
  Plant Operations..................................    2,100    2,200    1,700
                                                     -------- -------- --------
Total Cash Outlays.................................. $  2,891 $  3,107 $  2,624
                                                     ======== ======== ========

  The Company is party to various governmental and private environmental actions associated with former manufacturing and test facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Charges to income for investigatory and remedial efforts were not material to operating results in 1995, 1994 and 1993 (excluding the special charge) and are not expected to be material to net income in future years. The Company's estimated environmental liability at the end of 1995 was attributable to five sites.

  Cash outlays for remedial and investigatory activities associated with former manufacturing and test facilities and past operations were not charged to income but instead were charged to reserves established for such costs identified and expensed to income in prior years; such charges to income were $795, $120 and $1,101 in 1995, 1994 and 1993, respectively. Cash outlays for normal plant operations for the disposal of waste and the operation and maintenance of pollution control equipment and facilities to ensure compliance with mandated and voluntarily imposed environmental quality standards were charged to income. Historically, the Company has funded its environmental capital expenditures through cash flow from operations and expects to do so in the future.

  The Company's combined balance sheets included liabilities for future environmental expenditures to investigate and remediate known sites amounting to $2,574 at December 31, 1995 and $2,070 at December 31, 1994, of which $1,774 and $1,770 were classified as other noncurrent liabilities. Those amounts did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

  Total environmental-related cash outlays for 1996 are estimated to be $3,400, of which $800 is expected to be spent on investigatory and remedial efforts, $800 on capital projects and $1,800 on normal plant operations.

  Environmental-related cash outlays for site investigation and remediation, capital projects and normal plant operations are expected to range between $2,000--$5,000 annually over the next several years. While the Company does not anticipate a material increase in the projected annual level of its environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the Company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the Company.

LITIGATION

  There are a variety of legal proceedings pending or threatened against the Company. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be decided unfavorably against the Company. The Company has provided for those matters which it believes are both probable of occurring and for which the liability can be estimated.

  In May 1994, the Company discovered that an employee may have modified inspection and testing software used on certain medium caliber ammunition production lines at its Marion, Illinois testing facility to permit inspections to be performed at tolerances which may not have been fully compliant with applicable contract specifications. Upon discovering the issue, the Company promptly notified U.S. Government contract representatives, voluntarily disclosed the circumstances then known to the Department of Defense's Office of the Inspector General and expressed its intent to investigate fully the matter and take all necessary corrective actions. In September 1994, a Federal grand jury in the United States District Court for the Southern District of Illinois issued two subpoenas to the Company requesting production of documents relating generally to certain medium caliber ammunition programs and specifically to the software modification described above. Subsequently, the Company received additional subpoenas and several Marion employees have received subpoenas to testify before the grand jury. The Company has complied with the subpoenas and cooperated with Government officials to resolve the matter. After discussion with the U.S. Attorney's Office regarding the investigation of the performance of the contracts in question, Olin and the U.S. Attorney entered into an agreement to settle this matter on September 11, 1996. Under the agreement, the U.S. Government agreed not to pursue any criminal or civil claims against Olin or its subsidiaries in connection with these government contracts. Olin has paid to the U.S. Government $8,000 in connection with the settlement and without admitting to any wrongdoing or liability. The Company's financial statements reflect the expenses associated with this matter, including the $8,000 settlement.

  The Company is involved in a contract dispute with the Belgium Ministry of Defense related to a 1985 sale of tank ammunition. The Belgium Ministry of Defense has alleged improprieties committed by the Belgium national who represented Olin in the transaction. Based on these allegations, the Belgium Ministry of Defense withheld final payment on the contract. The Company agreed to extend the letter of credit related to the contract guarantee pending resolution of the underlying contract dispute. In March 1996, the trial court ruled against the Company. The decision has been appealed. In the event that the trial court's decision is sustained, the resultant liability is estimated at approximately $4,500 at current exchange rates. The Company's financial statements reflect the expenses associated with this matter. However, since the liability for this matter has been assumed by Olin in accordance with the Assumption of Liabilities and Indemnity Agreement between Olin and the Company, the balance sheet does not include any reserves related to this matter.

INCOME TAXES

  Prior to January 1, 1997, the Company's operations will be included in the U.S. federal consolidated tax returns of Olin. The provision for income taxes includes the Company's allocated share of Olin's consolidated income tax provision and is calculated on a separate Company basis pursuant to the requirements of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Allocated income taxes are settled with Olin on a current basis. Deferred taxes are provided for differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

FUTURE SERVICE COSTS

  From the time of the Distribution to December 31, 1997, Olin and the Company will share certain services, such as payroll and benefits administration, mainframe computing services, and telecommunications support. Olin will be reimbursed by the Company at rates comparable to current inter-company accounting charges. By December 31, 1997, the Company will develop and establish these services on its own, at costs that may be more or less than the rates charged by Olin. Costs for such services were $2,957 and $1,628 for the nine months ended September 30, 1996 and 1995, respectively, and $2,170 in 1995, $2,528 in 1994 and $3,103 in 1993. It is anticipated that when the Company becomes a separate public company costs of other types of services, in addition to these previously mentioned, will increase by approximately $4,000 per year as a result of additional financial reporting requirements, stock transfer fees, directors' fees, insurance, and executive compensation and benefits. Pro forma net loss for the nine months ended September 30, 1996, would have been $9,699 compared to the reported net loss of $7,749, and pro forma net income for the year ended December 31, 1995, would have been $3,061 compared to the reported net income of $5,661 after giving effect to the additional $4,000 of annual pretax costs expected to be incurred in the future as a separate public company.

NEW ACCOUNTING STANDARDS

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of this standard did not have a material impact on the Company's financial position and its operating results.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As allowable by SFAS No. 123, the Company will not recognize compensation cost for stock-based compensation arrangements, but rather will disclose in the notes to the financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized commencing in 1996.

LIQUIDITY AND INVESTMENT ACTIVITY

  Cash flow from operations supplemented by credit provided by Olin and proceeds from sales of property, plant and equipment were used to finance the Company's funding needs of capital spending and the 1994 acquisition of the medium caliber ammunition business of GenCorp's Aerojet Ordnance Division. In the past and until the Distribution, the Company's financing requirements have been provided by Olin. The Company is in the process of negotiating a new loan agreement with various banks to provide financing for the Company's working capital requirements, capital expenditures and general corporate purposes subsequent to the Distribution. It is anticipated that the Company will assume a $160,000 credit facility which is intended to provide sufficient liquidity for the Company's current funding needs. Prior to the Distribution, it is anticipated that Olin will borrow $125,000 under the credit facility based on reductions in the Company's working capital estimated to occur by the Distribution. A final determination of the amount of the Olin borrowing will be made prior to the Distribution. The Company expects the credit facility to permit borrowings on a revolving basis over a five-year term. It will contain restrictive covenants limiting the ratio of earnings before interest and taxes to interest expense, the ratio of total debt to earnings before interest, taxes, depreciation and amortization, and will contain minimum tangible net worth requirements. No principal repayments are expected to be made on the revolving debt until the end of the five-year term. Because this has not been finalized, the debt due Olin has been classified as short-term in the Company's Combined Balance Sheet. When the credit agreement is signed and assumed by the Company in connection with the Distribution, the debt will be reclassified to long-term debt.

CASH FLOW DATA
Provided by (used for)

                              NINE MONTHS ENDED
                                SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                              -------------------  ----------------------------
                                1996      1995       1995      1994      1993
                              --------  ---------  --------  --------  --------
Net operating activities..... $ (4,577) $ (20,184) $ (7,824) $ 15,720  $ 42,363
Capital expenditures.........   (6,891)    (9,646)  (19,191)  (17,821)  (12,682)
Net investing activities.....   (2,394)    (6,078)  (15,332)  (43,523)  (11,181)

  For the nine months ended September 30, 1996, cash used for operations totaled $4,577 compared to $20,184 for the comparable 1995 period. During 1996, the reduction in accounts receivable and inventories due to the near-completion of the combined effects munition contract and a cash settlement resulting from an in-flight entertainment contract cancellation that occurred in 1995 was offset in part by lower current liabilities, primarily accounts payable. Also, cash used for operating activities increased as $9,200 of loans taken against the cash surrender value of key employees life insurance policies were repaid. During the first nine months of 1995, investments in working capital were made to support a $95 million combined effects munition contract and increased volumes associated with in-flight entertainment products.

  The utilization of cash by operating activities for the year ended 1995 was due to an increase in working capital required to support the higher sales from the combined effects munition contract and because of shipment delays on certain medium caliber and tank ammunition contracts. Cash provided by operating activities increased due to loans taken against the cash surrender value of key employees life insurance policies. Operating cash flow in 1994 decreased significantly from the prior year as additional funds were spent for working capital. Increase in inventories was due to shipment delays on certain medium caliber ammunition and additional funds to support both the combined effects munition contract and the commercial in-flight entertainment product line, and was offset in part by higher current liabilities. Also, funds were spent for the expansion of the Company's complete line of medium caliber ammunition products. Operating cash flow in 1993 included working capital reductions caused by lower sales levels in the large and medium caliber ammunition product lines, which experienced a 14% decline in sales from 1992 levels. Cash flow was negatively impacted by the low level of earnings caused by reduced sales.

  Capital spending for the nine months ended September 30, 1996 decreased 29% from the comparable period in 1995 due to a planned reduction to control capital costs and the completion of the medium caliber ammunition consolidation and the ammunition de-mil facility.

  Capital spending in 1995 increased 8% from the prior year, mainly to complete the consolidation of some medium caliber ammunition assembly operations into the Company's Marion operations and the facilities to demilitarize obsolete ammunition stocks (ammunition de-mil). Capital spending in 1994 increased 40% from the prior year mainly to consolidate the acquired medium caliber ammunition operations with the Company's existing medium caliber ammunition facilities and to construct a facility to perform ammunition de-mil. In 1993, the lower level of sales and the uncertain business climate contributed to a 10% decrease in capital spending.

  During 1994, the Company purchased certain medium caliber ammunition and air dispensed munitions assets of GenCorp's Aerojet Ordnance Division for approximately $25,400. This acquisition provided the Company with a complete line of medium caliber ammunition as well as air dispensed munitions products.

                                   BUSINESS

GENERAL

  The Company was organized under the laws of the Commonwealth of Virginia on May 10, 1996, for the purpose of effecting the distribution of Olin's ordnance and aerospace businesses to its shareholders. The Company is an ordnance and aerospace contractor with strong systems management and manufacturing capability. Although the Company provides a variety of products and services, it draws upon a common set of capabilities in bringing these products and services to market. The Company's systems management and manufacturing capabilities, combined with its technology base, represent the common skills on which the Company relies in serving its markets and customers. The Company's principal executive offices are located at 10101 Ninth Street North, St. Petersburg, Florida 33716-3807, telephone (813) 578-8100.

  SYSTEMS MANAGEMENT. Systems management in the defense/aerospace industry means total management responsibility for the completion of a system which can vary from a large weapons platform to the smaller systems and subsystems managed by the Company, such as complete rounds of sophisticated tank ammunition and small space subsystems incorporated in commercial satellites. Systems management incorporates the management of materials acquisition, configuration data management, selection and auditing of subcontractors, manufacturing, quality assurance, testing, and product delivery, as well as administrative support to ensure that all documentation reflects compliance with contract terms.

  MANUFACTURING. The Company's success in servicing its customers and markets is largely the result of strict product quality and reliability standards. The nature of the products offered by the Company require strict compliance with detailed specifications. Even a small deviation from specifications in the manufacture of tank or medium caliber ammunition often will cause the customer to reject the final product. The Company's space and electronics products, intended for use in satellites and aircraft, must be of the highest reliability. Ball Powder(R) propellant must meet strict quality standards to assure that the ammunition in which it is incorporated is safe and effective. See "Properties" for a more complete description of the Company's properties and manufacturing capabilities.

  TECHNOLOGY. The Company's technology base positions it as a leader in a number of product offerings and provides the key to its future growth and success. The Company's composite materials technology has helped forge its leadership position in tank ammunition. The Company is applying its composite expertise and its knowledge of propellants and physics in developing the next generation of tank ammunition which will provide improved performance.

  The Company's propellant research and development laboratory is equipped to perform a wide range of chemical and thermal analyses and propellant syntheses which enable the Company to tailor its Ball Powder(R) propellant to a wide variety of ammunition applications.

  In its space products business, the Company's research and development capabilities enable it to improve existing products by lowering product weight and cost. These capabilities also have led to the development of new propulsion products, including those incorporating electric propulsion to reduce the fuel requirements for performing a given mission.

PRODUCTS AND SERVICES

  The following table sets forth the principal products and services offered by the Company and identifies the percentage of sales represented by each category for the years shown.

                                                         PERCENTAGE OF
                                                            SALES(2)
                                                         ------------------------
                 PRODUCTS AND SERVICES                   1995      1994      1993
                 ---------------------                   ----      ----      ----
Tank and other Large Caliber Ammunition.................  28%       37%       44%
Medium Caliber Ammunition...............................  14        14         9
Ball Powder(R) Propellant...............................  11        13        14
Electronic Products.....................................   8         5         5
Space Products..........................................   4         6         8
Other Products and Services.............................  35(/1/)   25(/1/)   20

--------
(1) Approximately 15% of 1995 sales and 2% of 1994 sales resulted from a U.S. Government contract for combined effects munitions. Sales under this contract will be completed in 1996 and this contract is not expected to be renewed.
(2) The Company currently has two multi-year contracts for the supply of 120mm tactical and training ammunition that represent approximately 15% and 10%, respectively, of 1995 sales. These multi-year contracts provide for deliveries through mid-1999. The Company currently has numerous other contracts, none of which accounts for more than 6% of 1995 sales.

  TANK AND OTHER LARGE CALIBER AMMUNITION. The Company develops and produces a family of tactical and training ammunition used primarily in the M1A1 and M1A2 Abrams class tanks of the U.S. Army and Marine Corps and U.S. allies. The Company is currently the sole source producer of the 120mm M829A-2 round, which is an armor piercing, fin stabilized, discarding sabot round with a depleted uranium penetrator that utilizes kinetic energy to penetrate heavily armored targets and is used primarily in tank-to-tank warfare. This round is the successor round to the 120mm M829A-1 round that was used successfully during Operation Desert Storm. The Company is also one of two suppliers of 120mm M865 and M831A-1 training rounds to the U.S. Government. The M865 is the training round for the M829A-2 round and the M831A-1 is the training round for the M830A-1 tactical multipurpose round which is produced by the Company's U.S. tank ammunition competitor.

  During 1995, the Company entered into two contracts with four-year terms to produce training and kinetic energy tactical ammunition for the U.S. Government.

  A number of foreign countries will not buy ammunition containing depleted uranium and the U.S. Government limits the export of depleted uranium ammunition to NATO and certain other friendly foreign governments. To improve its opportunities to sell tank ammunition to foreign buyers, the Company, in association with the foreign company that is the original developer of 120mm tank ammunition, has developed an advanced 120mm kinetic energy round with a tungsten alloy penetrator. During 1995, the Company signed a $20 million contract with the U.S. Army for the sale of 120mm tungsten penetrator ammunition to a foreign customer. Delivery is expected in 1997. The Company is actively pursuing additional international tank ammunition sales involving both training ammunition and the advanced kinetic energy tungsten round.

  Because the Company believes that a key element of its long-term profitability is its continued participation as a major producer of tank ammunition for the U.S. Government, the Company continually invests in research and development in this area, focusing on improving the effectiveness of kinetic energy tactical ammunition and reducing the cost of training ammunition.

  The majority of the Company's large caliber ammunition production contracts are for tank ammunition. However, the Company believes that artillery ammunition presents an opportunity for growth because of an extended past period of minimal investment by the United States in this arena. This problem was highlighted during Operation Desert Storm, when United States artillery systems were outranged by enemy guns. The Company believes that the U.S. Government has recognized the need to match and surpass the capability of other countries and is investing in the development of new artillery platforms and ammunition.

  MEDIUM CALIBER AMMUNITION. The Company develops and produces medium caliber ammunition. The medium caliber product line includes 20mm, 25mm, and 30mm ammunition, and is utilized on a variety of platforms, including ships, airplanes, helicopters, and fighting vehicles. The family of medium caliber ammunition includes armor piercing, high explosive, incendiary and training rounds. In addition, through a license with Raufoss A/S, the Company is a leading developer of multi-purpose medium caliber ammunition that combines armor-piercing, high explosive and incendiary features in one round.

  The Company has recently commenced production of the 25mm M919 round, a U.S. produced medium caliber armor-piercing, fin stabilized, discarding sabot round, utilizing a depleted-uranium penetrator that offers increased range and lethality. This round will be the primary anti-armor round of the Bushmaster cannon used on the Bradley Fighting Vehicle. In addition, the Company has several contracts with the U.S. Government for the production of multi-purpose rounds. The Company believes that the U.S. Government will continue to buy both the M919 and multi-purpose rounds for the next several years, but does not know whether the Government will purchase material quantities of any other medium caliber ammunition. During 1995 and 1996, the Company experienced difficulties in producing the M919 round within its specifications for accuracy and gun pressure. These difficulties have increased the Company's costs and lowered its margins on this round in 1995 and 1996 and delayed recognition of revenue from this contract to 1997. The Company has performed extensive testing and made improvements to its production processes in an effort to correct these issues. Medium caliber ammunition historically has been used in aircraft as well as in land vehicles and ships. However, because of the development of other aircraft weapon platforms that do not require close strikes to be effective, the Company believes that medium caliber ammunition will be used to a much lesser extent in future aircraft.

  NEW WEAPONS AND AMMUNITION. The U.S. Army is developing a series of small-arms weapons to increase the firepower of 21st century soldiers. The Company has been selected as the systems developer of the objective crew served weapon ("OCSW"). This two-person weapon system is slated to replace the machine gun for use against lightly-armored vehicles, fortified positions, infantry and low-flying aircraft. As systems developer, the Company is responsible for the development of the entire OCSW including both the gun and ammunition. Complementing the OCSW is the objective individual combat weapon ("OICW"), the future individual weapon for the dismounted soldier. Two teams of companies are developing the OICW. The Company is the ammunition developer on one of the teams. The OCSW and OICW are both expected to be introduced to the field in approximately ten years.

  BALL POWDER(R) PROPELLANT. The Company manufactures and sells Ball Powder(R) propellant, a smokeless gun powder with a spherical grain shape. The Company manufactures more than one hundred different varieties of propellant in the Ball Powder(R) product line. Significant amounts of all U.S. military small caliber ammunition are loaded with the Company's Ball Powder(R) propellant. In response to the decline in military procurements over recent years, the Company has focused on increasing its sales to the commercial ammunition market. In 1995, approximately 65% of Ball Powder(R) propellant sales was to manufacturers of commercial ammunition and to the "reloader" market ("reloaders" are individuals who buy ammunition components and load their own rounds).

  Olin's Winchester division, a leading manufacturer of sporting ammunition, was the Company's largest Ball Powder(R) propellant customer in 1995 and 1996, accounting for approximately 42% of the Company's $55 million of Ball Powder(R) propellant sales in 1995 and approximately 34% of the Company's $39 million of such sales through September 30, 1996 (see "Relationship Between Olin and the Company after the Distribution--Powder Supply Requirements Agreement" for a description of the long-term supply contract entered into between the Company and Olin with respect to future Ball Powder(R) propellant sales to Winchester). The Company believes that historically there has been some reluctance on the part of competitors of Winchester to buy large quantities of Ball Powder(R) propellant from the Company because of the common ownership of Winchester and the Company. The Company believes that, as a separate and independent company, it may be able to gain more of these companies as customers and to increase its existing sales to those companies which are already customers.

  Over the years, the Company has attempted to increase the use of Ball Powder(R) propellant in medium and large caliber military ammunition. Virtually all of the medium caliber ammunition manufactured by the Company except the 25mm M919 round is now loaded with Ball Powder(R) propellant. Ball Powder(R) propellant has achieved only limited use in U.S. Government large caliber ammunition. The Company continues to pursue the use of Ball Powder propellant in additional types of large caliber ammunition.

  ELECTRONIC PRODUCTS. The Company manufactures a variety of electronic products for aerospace applications. The Company in recent years has entered the field of in-flight communications and entertainment ("IFE") through design and production of a variety of IFE components and products. In 1995, the Company's most significant IFE contract was for the production of in-flight telephone devices. Although 1996 sales of IFE products are not expected to be material to the Company, one of the Company's long-term objectives is to grow in the IFE product area. The Company's line of airborne electronic products also includes controls for lighting, temperature, audio, power and flight systems.

  In 1996, the Company introduced its first EmPower(TM) product, an in-seat power supply system for airplane passengers' laptop computers. A universal power socket is provided in the passenger's seat, to which the passenger's laptop may be connected in order to operate and recharge the computer. The Company has contracted to provide EmPower(TM) products to three major airline companies, and is negotiating with several prospective domestic and international customers.

  The Company produces ground support equipment for military purposes, including stores management and weapons systems test sets for F-16 and other aircraft. The Company also produces a variety of power conditioning units ("PCUs") for military, commercial and space applications. PCUs convert one form of electric power into another. The Company's space electronics capability includes spacecraft PCUs, which convert a satellite's electric power to power used in electric propulsion systems.

  SPACE PRODUCTS. The Company is the world's leading supplier of monopropellant hydrazine products and electric propulsion ("EP") products. The Company's hydrazine propulsion products include individual rocket engines or thrusters, rocket engine modules, gas generators, propellant pressurization systems and complete integrated propulsion systems. Ranging in size from 0.1 to several hundred pounds of thrust, these products are integral to the growing commercial launch vehicle and satellite markets. The Company has delivered over 10,000 rocket engines for spacecraft applications including orbit insertion, maneuvering, and attitude control as well as launch vehicle and upper-stage attitude and velocity control.

  EP devices represent an advance over standard chemical rocket engines. The current generation of these products uses satellite electrical power to heat propellant gases to provide additional energy and velocity in the process of producing thrust. There are significant gains in fuel efficiency using the Company's EP products over conventional hydrazine thrusters. This fuel efficiency translates into economic benefit for satellite manufacturers and service providers by reducing spacecraft weight, increasing in-orbit life and/or allowing for the use of lower cost launch vehicles.

  The Company is the only U.S. source of EP products which are currently operating on orbiting satellites within product life expectancies and has four models in production. The first EP product, a resistojet, was first launched in 1983 and is now flying on a number of satellites. The latest EP device, the arcjet, was first flown in 1993 on the Telstar-4 satellite.

  The Company is developing advanced EP products which it anticipates will provide greatly improved performance compared to conventional hydrazine thrusters with commensurate economic benefits to users. These advanced EP products are expected to be flight-tested on experimental flights in 1997-98.

  A number of domestic and foreign companies are developing EP products and the Company expects increased competition in this area.

  OTHER PRODUCTS AND SERVICES. The Company manufactures a range of solid propellant products. The Company's products are primarily used in military applications, although the Company is continuously examining potential commercial applications. Although the products are diverse, they are based on a common technology, namely, controlled burning of a solid propellant whose exhaust products are used for a variety of functions.

  The Company provides small gas generators and devices incorporating gas generators used in a variety of military and commercial applications, including tactical missiles, jet engine starter cartridges, inflatables, including buoyance devices and specialized structures, and ammunition initiating devices. The Company also is developing a family of fire suppression systems offering a low-cost, low-volume, alternative to halon compounds in situations, such as fighter aircraft "dry bay" areas, where size and weight are significant considerations.

  As part of the 1994 acquisition of certain assets of GenCorp's Aerojet Ordnance Division, the Company acquired systems capability to manufacture combined effects munition ("CEM"), an air-dispensed munition with anti-armor, anti-personnel and anti-materiel capability. The Company has recently completed what it believes will be the last U.S. Government purchase of CEM.

  The Company is a supplier of extremely high-power pulsed energy devices ("pulsed power"). Such devices are used in a wide variety of defense applications including test and evaluation of electronics, materials testing, nuclear weapons effects simulation, advanced electric weapon technology (such as electric guns envisioned for 21st century warfare), high-power microwaves, and electromagnetic pulse simulation.

  The Company is also a developer of precision anti-tank warheads and ordnance systems for smart weapons for United States, Swiss and other Governmental agencies. This development activity includes applied research, advanced development, engineering and development manufacturing and low-rate initial production programs.

  The U.S. Government has decided that it needs to demilitarize or disassemble large stocks of obsolete conventional ammunition. The Company has bid on a number of these contracts, and in 1995 was awarded two small contracts for demilitarization services.

  In addition, in 1995 the Company made its first commercial sales of forged petroleum pipeline components and other heavy industrial cylindrical steel products. These sales were generated by the Company's Red Lion, Pennsylvania operation, which principally produces components for large caliber ammunition and successfully utilized this manufacturing expertise for a commercial application.

CUSTOMERS

  The Company's largest customers are the U.S. Department of Defense, NASA and the U.S. Department of Energy. Other customers of the Company include additional U.S. Government agencies/laboratories, allied governments, major ordnance and aerospace contractors and a variety of commercial customers. With the exception of the U.S. Government and its agencies, no other single customer accounted for more than 10% of the Company's total annual sales during any of the Company's last three fiscal years. See "Risk Factors" and "Business--U.S. Government Contracts and Regulations".

RAW MATERIALS AND SUPPLIES

  The raw materials used in the manufacturing of ammunition and ammunition components include metals, composite materials, chemicals and nitrocellulose. In addition, the manufacture of ammunition requires components, including propellants, cartridge cases and primers, all of which may be provided by subcontractors or supplied directly by the Government. Various electronic piece parts, printed wire boards, hydrazine liquid propellants, solid propellant ingredients and subcontracted components, including capacitors, various metals and explosives, are also used by the Company. The Company has not experienced difficulty in recent years in obtaining an adequate supply of any raw materials, components or other supplies needed in its manufacturing processes, although continued downsizing in the defense industry may create difficulties in procuring certain medium caliber ammunition components in the future. Government contractors such as the Company are frequently directed to procure materials and components from sources of supply approved by the U.S. Department of Defense.

U.S. GOVERNMENT CONTRACTS AND REGULATIONS

  The Company is highly dependent on Government sales, which during 1995, accounted for approximately 80% of the Company's sales. The Company's U.S. Government business is performed under fixed-price contracts (firm fixed-price and fixed-price incentive) and, to a lesser extent, under cost-plus contracts (cost-plus-fixed-fee or cost-plus-incentive-fee).

  Under firm fixed-price contracts, the Company agrees to perform certain work for a fixed price and, accordingly, realizes all the benefit or detriment resulting from decreases or increases in the costs of performing the contract. Fixed-price incentive contracts are fixed-price contracts providing for adjustment of profit and establishment of final contract prices by a formula based on the relationship which final total costs bear to total target cost. In 1995, approximately 75% of the Government sales of the Company derived from firm fixed-price contracts and approximately 12% from fixed-price incentive contracts.

  Cost-plus-fixed-fee contracts provide for reimbursement of costs, to the extent that such costs are allowable, and the payment of a fixed fee. Cost-plus-incentive-fee contracts provide for increases or decreases in the contract fee, within specific limits, based upon actual results as compared to contractual targets for cost. In 1995, approximately 12% of the Government sales of the Company derived from cost-plus-fixed-fee contracts and approximately 1% from cost-plus-incentive fee contracts.

  Under U.S. Government regulations, certain costs, including certain organization and financing costs, portions of research and development costs, and certain marketing expenses related to the preparation of competitive bids and proposals, lobbying costs, and international sales, are not reimbursable. In addition, the accuracy and appropriateness of certain direct and indirect costs of the Company under both fixed-price and cost-plus contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency ("DCAA"), an arm of the United States Department of Defense. The DCAA has the right to challenge the Company's cost estimates or allocations with respect to any such contract. If a DCAA audit establishes overcharges or other discrepancies in costs or accounting, it can seek the repayment of such overcharges or seek other reconciliations.

  U.S. Government contracts are, by their terms, subject to termination by the U.S. Government either for its convenience or due to default by the contractor. Cost-plus contracts provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs; and if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. Fixed-priced contracts provide for payment upon termination for items delivered to and accepted by the Government, and, if the termination is for convenience, for payment of cost incurred, plus profit, for work performed, plus the costs of settling and paying claims by terminated subcontractors and other settlement expenses. If a contract termination is for default, however, (i) the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the Government, (ii) the Government is not liable for the contractor's costs with respect to unaccepted items, and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portions of the contracts, and (iii) the contractor may be liable for excess costs incurred by the Government in procuring undelivered items from another source.

  Because the Company engages in Government contracting activities and sells to the U.S. Government and prime Government contractors, it is subject to extensive and complex U.S. Government procurement laws and regulations. These laws and regulations provide for Government audits and reviews of contractor quality, procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export of munitions and other controlled products and commodities, could subject the Company or one or more of its businesses to price adjustments, including adjustments of fixed prices, and to civil and criminal penalties, and under certain circumstances, suspension and debarment from future Government contracts for a specified period of time. See "Legal Proceedings". In connection with the resolution of the investigation of certain testing irregularities at the Company's Marion, Illinois facility, Olin entered into an Administrative Agreement with the United States Department of the Air Force (the "Air Force"). That Agreement, among other things, requires a similar agreement to be executed by the Company with the Air Force. The Agreement executed by the Company is expected to obligate the Company to implement and maintain an ethics actions plan designed to ensure the present responsibility of the Company and its employees that is required of a U.S. Government contractor. The Agreement is expected to be substantially similar to the Administrative Agreement entered into by Olin and is expected to require, among other things, a communication and training program for all employees, the operation of a toll-free, dedicated telephone number for confidential calls to report suspected misconduct and a self-governance program that includes the periodic submission of written reports to the Air Force describing the measures taken by the Company to implement the Agreement.

  In addition to the right of the U.S. Government to terminate, Government contracts are dependent upon the levels and continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may require more than one year. Consequently, for multiyear programs, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

  U.S. Government contract awards may also be subject to protest or challenge by unsuccessful bidders.

  Licenses are required from U.S. Government agencies for export of many of the Company's products, including munitions and spacecraft and military aircraft components and subsystems. These licenses are administered by the U.S. Department of State under the Arms Export Control Act, which restricts exports of certain products and technologies. Failure to comply with these laws and regulations could subject the Company or one or more of its businesses to penalties, including, under certain circumstances, the suspension or debarment from future export licenses for a specified period of time. In addition, the U.S. Bureau of Alcohol, Tobacco and Firearms ("BATF") licenses the Company for the handling of explosives. Failure to comply with BATF regulations could subject the Company to the revocation of these required licenses. The Company believes that to the best of its knowledge it is currently in compliance in all material respects with all such material licenses and regulations.

  In common with other companies which derive a substantial portion of their revenues from contracts with the U.S. Government for defense-related products, the Company is subject to business risks, including changes in Governmental appropriations and changes in national defense policies. Future reductions in the level of defense procurement or changes in the strategic direction of defense spending could adversely affect the Company's financial performance in future years, including its income, liquidity, capital resources and financial condition. The impact of any of these changes will depend on the timing and magnitude thereof and the Company's ability to mitigate their impact with new business, business consolidations or cost reductions. In view of the uncertainty regarding the priorities of the Department of Defense, the historical financial information of the Company's businesses may not be indicative of future performance.

  Since the U.S. Government usually awards and funds ordnance contracts on a year-by-year basis and the Company's business is dependent upon periodic awards of new contracts and the exercise of options contained in existing contracts, there can be no assurance that the U.S. Government will continue to purchase the Company's products or services over the long-term. The termination of any of the Company's significant contracts or the failure to obtain either renewals of certain existing contracts or additional contracts with the U.S. Government could have a material adverse effect on its results of future operations and financial condition.

NOVATION OF U.S. GOVERNMENT CONTRACTS

  As required by Federal procurement regulations providing for the U.S. Government to recognize the Company as the successor in interest to Olin on contracts between Olin and the U.S. Government, Olin will be required to enter into novation agreements with the Company and the U.S. Government which will provide, among other things, for Olin to directly or indirectly guarantee or otherwise become liable for the performance of the Company's obligations under such contracts which are being transferred to the Company in connection with the Distribution (the "Guaranteed Contracts"), including post-novation modifications to the Guaranteed Contracts. Such novation agreements also provide that the Company assumes all obligations under the Guaranteed Contracts and that the U.S. Government recognizes the transfer of such Guaranteed Contracts and related assets. While these Guaranteed Contracts are scheduled to be performed over a period of time, it is not expected that they will be fully and finally discharged for a number of years.

  The Company has agreed in the Assumption of Liabilities and Indemnity Agreement to perform all of its obligations under each Guaranteed Contract and to indemnify Olin against any liability Olin may incur under the novation agreements by reason of any failure by the Company to perform such obligations.

COMPETITION

  The Company encounters strong competition in each of its product lines. The degree to which the Company participates in future U.S. Government business will depend to a large extent on its ability to offer better program performance than its competitors at a lower price to the Government.

  The Company competes with Alliant Techsystems Inc. ("Alliant") for the supply of large and medium caliber ammunition to the U.S. Government and foreign Governments. The Company also faces competition for international sales of tank and medium caliber ammunition from foreign suppliers.

  The Company's St. Marks, Florida facility is currently the only supplier of Ball Powder(R) propellant to the U.S. Government for use in small caliber ammunition. The Company competes with Alliant and Expro Chemical Products ("Expro"), a Canadian company, in North America for the supply of gunpowder for medium caliber ammunition and other military applications. In many cases, the gunpowder available varies from one supplier to another and, as a result, competition is based on both price and performance characteristics. In the commercial gunpowder market, the Company competes with Alliant, Expro and a variety of foreign suppliers.

  In other product lines, the Company's principal competitors are: Kaiser Marquardt Company in the area of monopropellant hydrazine propulsion, Hughes Aircraft Company and International Space Technology, Inc. with regard to electric propulsion, and Talley Industries in specialty solid propellant products. The Company's electronic products compete with a variety of other companies' technology and hardware. Other than work done by the Government's National Laboratory System, competition in the field of high-voltage pulsed power systems is provided principally by Maxwell Laboratories, Inc., and in the case of high-performance, precision warheads, the competition is comprised of Alliant, Aerojet-General Corporation and CMS Defense Systems.

RESEARCH AND DEVELOPMENT; PATENTS

  The Company's research activities are conducted at a number of facilities. Company-sponsored research expenditures were approximately $5 million, $5 million and $6 million for 1995, 1994 and 1993, respectively. Customer-sponsored research expenditures of the Company (primarily U.S. Government) were approximately $48 million, $81 million, and $85 million, respectively, for such years. Customer-sponsored research declined in 1995 primarily as a result of the reduction in Government-funded ammunition programs and the advancement of a major ammunition development program into the production stage.

  The Company owns, or is the licensee under, a number of technologies and/or patents relating to various products and processes. The Company believes that, in the aggregate, the rights under its technological assets and licenses are important to the Company but, except as discussed herein, the Company does not consider any one technology, patent or license or group thereof related to a specific process or product to be of material importance to the Company as a whole. The Ball Powder(R) propellant technology is material to the Company's St. Marks, Florida operation. This is proprietary manufacturing know-how and trade secret information which is critical in the manufacture of propellants. A patent covers an important aspect of that know-how, namely, a process for the production of spherical, single-base, low-density propellant grains. The patent was issued in 1987 and will expire on September 22, 2004.

BACKLOG

  The aggregate amount of contracted backlog orders for the Company on September 30, 1996 and 1995 was $389 million and $400 million, respectively. It is expected that approximately $126 million of sales during the remainder of 1996 will fill orders that were in backlog as of September 30, 1996. The backlog represents the value of contracts for which goods and services are yet to be provided. Under multiyear contracts, a portion of the backlog is subject to approval of Government appropriations. The backlog consists of firm contracts, and although they can be and sometimes are changed or cancelled, the amount of changes and cancellations historically has been insignificant.

EXPORT SALES

  The Company's export sales from the United States to unaffiliated customers were $24 million, $16 million and $21 million in 1995, 1994 and 1993, respectively.

SEASONALITY

  Although the business of the Company is not seasonal in nature, sales to the Department of Defense are historically stronger in the latter part of the year reflecting the procurement cycle utilized by the U.S. Army. Certain commercial sales, such as Ball Powder(R) propellant volumes, tend to be stronger in the first half of the year.

EMPLOYEES

  As of December 31, 1995, the Company had approximately 2,640 employees, approximately six of whom were working in foreign countries. Approximately 500 of the hourly paid employees of the Company located at its St. Marks, Florida and Marion, Illinois facilities are represented, for purposes of collective bargaining, by local unions affiliated with the United Steelworkers of America, and the Company is party to two labor contracts relating to such employees. These labor contracts extend for three year terms, with one expiring in December 1996 and the other expiring in October 1997. The Company has commenced contract negotiations with respect to the contract expiring in 1996. No major work stoppages have occurred in the last three years. While relations between the Company and its employees and their various representatives are generally considered satisfactory, there can be no assurance that new labor contracts can be concluded without stoppages.

ENVIRONMENTAL MATTERS

  The establishment and implementation of Federal, state and local standards to regulate air, water and land quality has affected, and will continue to affect, substantially all of the Company's plants. Federal legislation providing for regulation of the manufacture, transportation, use and disposal of hazardous and toxic substances has imposed additional regulatory requirements on industry. In addition, implementation of environmental laws, such as the Resource Conservation and Recovery Act and the Clean Air Act, has required and will continue to require new capital expenditures and will increase operating costs. In order to help finance the cleanup of waste disposal sites, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("Superfund"), imposes a tax on the disposal of certain hazardous wastes. The Company employs waste minimization programs at most of its manufacturing sites. See the discussion of environmental matters contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental".

  The Company and Olin have agreed pursuant to the Assumption of Liabilities and Indemnity Agreement that the Company will assume, and indemnify and hold Olin harmless against, all liabilities associated with the removal, remediation and control of environmental conditions at several of the Company's existing and former plant sites. Such liabilities are not expected to have a material adverse effect upon the Company's financial condition or results of operations. See "Relationship Between Olin and the Company after the Distribution--Assumption of Liabilities and Indemnity Agreement".

CREDIT FACILITY

  Prior to the Distribution Date, the Company will assume a $160 million credit facility established by Olin, under which Olin will borrow $125 million. The credit facility has a five-year term and permits borrowings thereunder with up to $30 million available for letters of credit. The facility is intended to provide sufficient liquidity for the Company's current funding needs. The facility permits various borrowing options and contains customary commercial bank covenants, including restrictions on the payment of dividends by the Company and the acquisition by the Company of its capital stock.

                                  PROPERTIES

  The table below sets forth the locations where the Company conducts its business and a brief description of the activities conducted at each identified location. A more detailed description of the Company's principal manufacturing facilities follows the table. The Company believes that its facilities are sufficiently maintained and suitable and adequate for its immediate needs and that additional space is available to accommodate expansion. Unless otherwise noted below, the identified location is owned by the Company.

          LOCATION                           PRIMARY ACTIVITIES
          --------                           ------------------
 St. Petersburg, Flori-
  da(1)..................... Corporate headquarters
                             Systems management operation for large caliber
                              ammunition
 Red Lion, Pennsylvania..... Manufacturing and research and development facility for large caliber ammunition metal and
                              composite parts
 Redmond, Washington........ Design, manufacturing and test facility for space, solid propellant and electronic products
                             Office facilities
                             Research and development laboratory
 St. Marks, Florida......... Manufacturing facility for Ball Powder (R)
                              propellant
                             Research and development laboratory
 Marion, Illinois(1)........ Loading, assembly and packing of medium caliber ammunition
                             Manufacturing and test facility for solid
                              propellant products
                             Demilitarization services
                             Research and development laboratory
 San Leandro, California(1). Pulsed power research and development laboratory and test facilities; pulsed power and advanced
                              warhead engineering and management
 Downey, California(1)...... Manufacturing facility for medium caliber ammunition components and air dispensed munitions
                              components
                             System management and research and development
 Moses Lake, Washington(1).. Manufacturing and test facility for solid propellant products
 Camden, Arkansas(2)........ Test range
                             Support for the ammunition business
 Tracy, California.......... Manufacturing and test facility for advanced anti-
                              armor warhead systems
 Lucerne, Switzerland(1).... Design, development and testing of anti-armor warhead systems for the Swiss Government

--------
(1) Leased.

(2) Leased in part and occupied in part under a subcontract.

PRINCIPAL MANUFACTURING FACILITIES

  The principal manufacturing properties of the Company described below are all owned by the Company, except for the Marion, Illinois manufacturing facility which is leased from the U.S. Government.

    RED LION, PENNSYLVANIA. The Company's facility located in Red Lion, Pennsylvania designs, develops and manufactures large caliber ammunition components, primarily 120mm tank ammunition, training and tactical projectiles and case bases. Thick cross section composite structures are produced at this location from carbon fiber and are incorporated into the Company's tactical tank ammunition.

    The plant is vertically integrated for the manufacture and assembly of metal parts. Equipment and processes exist on site to forge, heat treat, turn, mill, anodize and paint metal parts. The plant applies the same manufacturing processes utilized in the production of large caliber ammunition components to the production of large cylindrical commercial items. The vertical integration of the plant combined with its large machining capabilities provide the Company with the opportunity to produce products with military and commercial applications.

    REDMOND, WASHINGTON. The Company's space products and electronic products and certain propellant products are designed, manufactured and tested at this facility, utilizing integrated product development techniques. State-of-the-art equipment and processes at the Redmond location facilitate the Company's ability to produce high technology products. The Redmond engineering staff, supported by the latest CAD/CAE/CAM programs, is capable of simulating conditions within an aircraft cabin and rigorous launch and space environments, which enables the Company to meet the exacting specifications of products having commercial, Department of Defense and NASA applications.

    ST. MARKS, FLORIDA. Ball Powder(R) propellant is developed and produced for commercial and military ammunition at the Company's highly automated propellant plant located in St. Marks, Florida. The research and development laboratory located at the St. Marks plant site is equipped to perform chemical and thermal analyses and propellant syntheses. The Company's ability to conduct research and development activities on-site facilitates the creation of propellants with a variety of ballistic performance characteristics. These capabilities enable the Company to meet a wide range of product specifications as evidenced by more than one hundred different varieties of propellant in the Ball Powder(R) product line.

    MARION, ILLINOIS. The Company develops and loads, assembles and packs medium caliber ammunition and manufactures solid propellant products at its Marion, Illinois manufacturing facility. The Company conducts demilitarization activities at this facility which involve the disassembly of obsolete ammunition. Artillery propulsion charges are also loaded, assembled and packed in Marion. In addition to the manufacturing facility, the Company has extensive testing capabilities at the plant site. This includes a Company-owned 290-acre test facility which utilizes three enclosed, fully instrumented test tunnels, with multiple test set-ups and remote firing bays.

                               LEGAL PROCEEDINGS

  The Company is primarily engaged in providing products and services under contracts with the U.S. Government and, to a lesser degree, under foreign Government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Such investigations could result in administrative, civil or criminal liabilities including repayments, fines or penalties being imposed upon the Company or could lead to suspension or debarment from future Government contracting by the Company. See "Risk Factors--Risks Inherent in Government Contracting" and "Business--U.S. Government Contracts and Regulations ".

  The Company has strict policies requiring its employees to comply with all applicable legal standards relating to contract procurement and administration. In addition, the Company requires adherence to high ethical standards by its employees. The Company also has Government Contract Compliance Officers who are responsible for assuring that adequate policies and procedures exist and for monitoring compliance with these procedures. It is the policy of the Company and its subsidiaries to cooperate fully with all Governmental investigations of their affairs.

  The Company is a party to a number of pending or threatened investigations, claims and proceedings.

  In May 1994, the Company discovered that an employee may have modified inspection and testing software used on certain medium caliber ammunition production lines at its Marion, Illinois testing facility to permit inspections to be performed at tolerances which may not have been fully compliant with applicable contract specifications. Upon discovering the issue, the Company promptly notified U.S. Government contract representatives, voluntarily disclosed the circumstances then known to the Department of Defense's Office of the Inspector General and expressed its intent to investigate fully the matter and take all necessary corrective actions. In September 1994, a Federal grand jury in the United States District Court for the Southern District of Illinois issued two subpoenas to the Company requesting production of documents relating generally to certain medium caliber ammunition programs and specifically to the software modification described above. Subsequently, the Company received additional subpoenas and several Marion employees received subpoenas to testify before the grand jury. The Company has fully complied with the subpoenas and cooperated with Government officials to resolve the matter. After discussions with the U.S. Attorney's Office regarding the investigation of the performance of the contracts in question, Olin and the U.S. Attorney entered into an agreement to settle this matter on September 11, 1996. Under the agreement, the U.S. Government agreed not to pursue any criminal or civil claims against Olin or its subsidiaries in connection with these government contracts. Olin has paid to the U.S. Government $8 million in connection with the settlement and without admitting to any wrongdoing or liability. For information concerning an Administrative Agreement between the Company and the United States Department of the Air Force to be entered into as a result of the settlement of this matter, see "Business--U.S. Government Contracts and Regulations" elsewhere herein.

  The Company is involved in a contract dispute with the Belgium Ministry of Defense related to a 1985 sale of tank ammunition. The Belgium Ministry of Defense has alleged improprieties committed by the Belgium national who represented Olin in the transaction. Based on these allegations, the Belgium Ministry of Defense withheld final payment on the contract. On July 2, 1990, the Company's wholly-owned subsidiary General Defense International ("GDI") instituted an action in the Court of First Instance of Brussels (the "Court") seeking that the Court declare that because the Ministry of Defense withheld the final payment, the contract had been terminated and GDI's obligations thereunder extinguished. The Company agreed to extend a letter of credit related to the contract guarantee pending resolution of the underlying contract dispute. In March, 1996, the trial court ruled against the Company. The decision has been appealed. In the event that the trial court's decision is sustained, the resultant liability is estimated at approximately $4.5 million, net of a $1.1 million receivable, at current exchange rates.

  While the Company cannot predict the ultimate outcome of the Belgian contract dispute summarized above, as well as other pending or threatened proceedings, including matters arising under provisions relating to the protection of the environment, it does not believe that the consequences will be materially adverse to its results of operations or financial position or that the Company's liability with respect thereto will exceed the amounts which have previously been charged to its income. Olin has agreed to assume responsibility for certain post-Distribution legal costs, judgments and civil settlements associated with the Belgium contract dispute.


       RELATIONSHIP BETWEEN OLIN AND THE COMPANY AFTER THE DISTRIBUTION

  The Company was organized by Olin as a wholly owned subsidiary in anticipation of the Distribution. After the Distribution, Olin will not have any ownership interest in the Company, and the Company will be an independent public company.

  Prior to the Distribution, the Company and Olin will enter into certain agreements, described below, for the purpose of giving effect to the Distribution, governing their relationship subsequent to the Distribution and providing for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Distribution. While the agreements contain terms which generally are comparable to those which would have been reached in arms-length negotiations with unaffiliated parties, these agreements were reached while the Company was wholly owned by Olin and therefore are not the result of arm's-length negotiations between independent parties.

  Following the Distribution, additional or modified agreements, arrangements and transactions may be entered into by the Company, Olin and their respective subsidiaries. Any such future agreements, arrangements and transactions will be determined through arm's-length negotiation between the parties in the ordinary course.

  Copies of the forms of the principal agreements between the Company and Olin are filed as exhibits to the Company's Registration Statement on Form 10 registering the Company Common Stock under the Exchange Act. The following description summarizes certain terms of such agreements, but the following descriptions do not purport to be complete and are qualified in their entirety by reference to such exhibits.

DISTRIBUTION AGREEMENT

  Olin and the Company have entered into a Distribution Agreement providing for, among other things, certain corporate transactions required to effect the Distribution and other arrangements between Olin and the Company subsequent to the Distribution.

  The Distribution Agreement provides for the transfer by Olin to the Company of the assets and business entities comprising the Ordnance/Aerospace Business. The assets of the Ordnance/Aerospace Business will be transferred to the Company on an "as is, where is" basis and no representations will be made by Olin with respect thereto. The Distribution Agreement also provides that prior to the Distribution the Company will assume approximately $125 million of indebtedness incurred by Olin. The Distribution Agreement also provides for the treatment of employee obligations and benefit plans of certain employees of the Company in the manner described under "Employee Benefits and Compensation Matters". The Distribution Agreement also provides for the allocation of benefits between the Company and Olin under existing insurance policies after the Distribution Date and sets forth procedures for the administration of insured claims.

  The Distribution Agreement provides that each of Olin and the Company will be granted access to certain records and information in the possession of the other and requires each of Olin and the Company to provide to the other copies of all documents filed with the Securities and Exchange Commission pursuant to the periodic and interim reporting requirements of the Exchange Act. The Distribution Agreement provides that on or prior to the Distribution the Articles of Incorporation and By-laws of the Company will have been adopted in the forms attached thereto and that the individuals identified therein as directors of the Company shall have been elected.

  The Distribution Agreement provides that, in general, except as otherwise set forth therein or in any related agreement, all costs and expenses incurred in connection with the Distribution will be paid by Olin, other than costs and expenses expressly incurred by the Company (including fees of attorneys or financial advisors retained by the Company, if any).

TECHNOLOGY TRANSFER AND LICENSE AGREEMENT

  The Company and Olin have entered into a technology transfer and license agreement (the "Technology Transfer and License Agreement"), which provides for the transfer by Olin to the Company of certain intellectual property and proprietary technology relating to the Company's businesses. The Technology Transfer and License Agreement provides for the grant of licenses by the Company to Olin to use such transferred intellectual property and technology in certain of Olin's retained businesses following the Distribution and for the granting of licenses between Olin and the Company relating to the use of certain jointly-developed intellectual property and technology.

TAX SHARING AGREEMENT

  The Company and Olin have entered into a Tax Sharing Agreement effectively providing that Olin will be responsible for the tax liability of the Company for the years that the Company was included in Olin's consolidated Federal income tax return. The Tax Sharing Agreement also provides that state, local and foreign taxes attributable to periods prior to the Distribution will be the responsibility of Olin and that if the Distribution fails to qualify as a tax-free spin-off as a result of action taken after the distribution by Olin or the Company, the party that took such action will be responsible for the full amount of any resulting corporate tax liability. Neither Olin nor the Company will indemnify any shareholder for any tax liability.

POWDER SUPPLY REQUIREMENTS AGREEMENT; COMPONENT SUPPLY AGREEMENT

  The Company and Olin have entered into a powder supply requirements agreement (the "Powder Supply Requirements Agreement") and a component supply agreement (the "Component Supply Agreement") which set forth the terms on which Olin will purchase propellant powder from the Company and the Company will purchase certain ammunition components from Olin following the Distribution.

  The Powder Supply Requirements Agreement generally provides that Olin will purchase, at prices to be agreed upon from time to time, a certain percentage of the propellant powder required in any calendar year by its Winchester Division from the Company, starting at 100% of such requirements for 1997 for Ball Powder(R) propellant and decreasing annually to 70% for 2002. The prices are expected to be at a range of discounts from competitive prices depending on requirements purchased. In 1995, Olin's purchases of propellant powder accounted for approximately 42% of the Company's annual production. The Powder Supply Requirements Agreement provides for reductions in the amounts of propellant powder that Olin is required to purchase to the extent that the Company is unable or unwilling to meet a request by Olin to produce a type of propellant powder or to match pricing and other terms offered by third parties. The arrangement provides that Olin will reimburse the Company for any lost profits resulting from Olin's failure to purchase the required amount of propellant powder from the Company in any year. The Powder Supply Requirements Agreement also provides for the purchase by Olin from the Company of certain powders manufactured by Synthesia a.s., a Czech manufacturer for whom the Company acts as North American distributor. Any purchases by Olin of such Synthesia powders are in addition to Olin's required purchase obligations described above. The term of the Powder Supply Requirements Agreement expires on December 31, 2002, unless earlier terminated in accordance with its terms. Pursuant to the Powder Supply Requirements Agreement, the Company shall indemnify Olin against all losses arising from actual or alleged manufacturing or design defects in the products delivered pursuant thereto and Olin shall indemnify the Company against all losses arising from Olin's negligent misuse or improper handling thereof or defects in the ammunition (other than powder defects).

  The Component Supply Agreement provides that the Company will purchase certain ammunition components (the "Components") from Olin at agreed-upon prices until December 31, 1999, unless the

Component Supply Agreement is earlier terminated in accordance with its terms. Pursuant to the Component Supply Agreement, Olin will indemnify the Company against all losses arising in connection with actual or alleged manufacturing and design defects in the Components delivered pursuant thereto and the Company will indemnify Olin against all losses arising in connection with the Company's negligent misuse or improper handling of the Components delivered pursuant thereto.

BALL POWDER(R) ASSIGNMENT AGREEMENT

  The Company and Olin have entered into an assignment agreement (the "Ball Powder(R) Assignment Agreement") providing for the assignment by Olin to the Company of Olin's Ball Powder(R) trademarks. Pursuant to the Ball Powder(R) Assignment Agreement, the Company has agreed to grant to Olin such rights and licenses as may be necessary for Olin to fulfill certain existing contractual obligations to Browning S.A. relating to the manufacture and sale of certain products in Europe.

BROWNING DISTRIBUTION AGREEMENT

  The Company and Olin have entered into a powder distribution agreement (the "Browning Distribution Agreement") pursuant to which the Company has appointed Olin its exclusive distributor of canister powder to Browning, S.A., and certain of its subsidiaries throughout Europe.

ASSUMPTION OF LIABILITIES AND INDEMNITY AGREEMENT

  The Company and Olin have entered into an assumption of liabilities and indemnity agreement (the "Assumption of Liabilities and Indemnity Agreement") which generally provides for the assumption of liabilities and cross indemnities designed to place with the Company responsibility for liabilities of the Ordnance/Aerospace Business and with Olin responsibility for liabilities of the businesses to be retained by Olin after the Distribution. Specifically, the Company has agreed, subject to certain exceptions, to assume, and indemnify and hold Olin harmless from and against, all damages, losses, liabilities, fines, penalties, costs and expenses arising out of or associated with the business, conduct, operations, assets, properties or status of the Company prior to, on or after the Distribution.

  The Assumption of Liabilities and Indemnity Agreement also provides that the Company will assume, and indemnify and hold Olin harmless from, all liabilities in connection with the removal, remediation or control of environmental conditions at certain of the Company's facilities (see "Business--Environmental Matters") and that the Company will indemnify Olin for any liabilities arising out of Olin's existing guarantee of certain lease obligations of the Company. The Assumption of Liabilities and Indemnity Agreement also provides for cross indemnities relating to certain employee benefit claims.

TRANSITION SERVICES AGREEMENT

  The Company and Olin have entered into a transition services agreement (the "Transition Services Agreement") pursuant to which Olin and the Company will provide each other with certain services which have been provided by Olin and the Company prior to the Distribution. The length of time for which any such service shall be provided, and the compensation therefor, vary based upon the mutual agreement of the Company and Olin. Pursuant to Olin's management of the receipts and disbursements of the Company for an interim period which is not expected to exceed six months, periodic intercompany indebtedness may arise in an amount which will not exceed $5 million.

COVENANT NOT TO COMPETE AGREEMENT

  The Company and Olin have entered into a covenant not to compete agreement (the "Covenant Not To Compete Agreement") which generally provides that, for a period of five years, Olin shall not, subject to certain exceptions, directly or indirectly manufacture, sell or distribute medium or large caliber ammunition or components and that the Company shall not, subject to certain exceptions, directly or indirectly manufacture, sell or distribute small caliber ammunition or components, ejection cartridges or shotshells.

RAUFOSS TECHNOLOGY AGREEMENT

  The Company and Olin have entered into an assignment agreement (the "Raufoss Technology Agreement") pursuant to which Olin has assigned to the Company all of Olin's rights under and interests in a license agreement with Raufoss A/S ("Raufoss") relating to the use of certain proprietary technology of Raufoss in the manufacture and sale of ammunition. Pursuant to the Raufoss Technology Agreement, Olin has also assigned to the Company all of Olin's rights under and interests in a teaming agreement with Raufoss providing for cooperation in the manufacture and sale of multipurpose ammunition. The Raufoss Technology Agreement also provides for the grant by the Company to Olin of an exclusive sublicense to utilize the Company's rights and licenses with respect to proprietary technology of Raufoss in the manufacture and sale of small caliber ammunition.

AUSTRALIA AGENCY AGREEMENT

  The Company and Olin Australia Ltd., a subsidiary of Olin ("Olin Australia"), have entered into an agency agreement (the "Australia Agency Agreement") pursuant to which the Company has appointed Olin Australia as its non-exclusive agent for the sale of certain medium and large caliber ammunition to government agencies in Australia, New Zealand, Papua New Guinea and Oceania. Under the Australia Agency Agreement, Olin Australia will be paid individually agreed-upon commissions by the Company at the time of order acceptance by the Company. The Australia Agency Agreement will continue in effect until such time as either party thereto provides the other with 30-days' notice of termination.

TRADE NAME LICENSE AGREEMENT

  Olin and the Company have entered into an agreement to permit the Company and its subsidiaries to use the "Olin" name and its derivatives in certain limited circumstances for a certain limited period of time.

PRIMEX DIRECTORS

  Following the Distribution Date, Anthony W. Ruggiero, Olin's Senior Vice President and Chief Financial Officer, will serve on the Board of Directors of the Company. See "Management--Board of Directors".

                     MANAGEMENT AND EXECUTIVE COMPENSATION

BOARD OF DIRECTORS

  The following table sets forth information as to persons who serve or who are expected to serve as directors of the Company immediately following the Distribution. The Company's Board of Directors will be comprised of nine directors, only two of whom are officers of the Company and one of whom, Mr. Ruggiero, is an officer of Olin. The following table contains information concerning directors selected as of the date hereof.

      NAME AND AGE                                             YEAR TERM EXPIRES
      ------------                                             -----------------
      Angelo A. Catani, 64....................................       1998
      Edwin M. Glasscock, 68..................................       1997
      James G. Hascall, 57....................................       1999
      David Lasky, 64.........................................       1999
      Bob Martinez, 62........................................       1998
      William B. Mitchell, 60.................................       1999
      Robert H. Rau, 60.......................................       1997
      Anthony W. Ruggiero, 55.................................       1998
      Leon E. Salomon, 60.....................................       1997

  Mr. Catani is Vice Chairman of the Company. Mr. Catani was elected a Corporate Vice President of Olin in April 1993 and has served as President of Olin's Ordnance Division since 1988. Mr. Catani also served as Vice President and General Manager of Defense Products for Olin from 1985 to 1987.

  Mr. Hascall is Chairman and Chief Executive Officer of the Company. Mr. Hascall has served as Executive Vice President of Olin since January 1, 1996, having operating responsibility for Olin's Brass, Winchester, Ordnance and Aerospace Divisions. From October 1985 through December 1995, Mr. Hascall served as President of Olin's Brass Division and as a Corporate Senior Vice President of Olin.

  Mr. Glasscock is President of Edwin M. Glasscock Associates, Inc., a management consulting firm founded by him in 1966.

  Mr. Lasky has served as Chairman of the Board of Directors of Curtiss-Wright Corporation since May 1995 and as Director, President and Chief Executive Officer of Curtiss-Wright since May 1993. Mr. Lasky previously served as Senior Vice President and General Counsel of Curtiss-Wright.

  Governor Martinez is a principal of Bob Martinez & Company, a domestic and international business development consulting firm, founded by him in 1993. From 1991-1993, Governor Martinez served as the nation's Drug Czar and from 1987 to 1991 as the Governor of the State of Florida. Prior to that time, he served in a variety of governmental positions, including Mayor of the City of Tampa, Florida.

  Mr. Mitchell has served as Vice Chairman of Texas Instruments Incorporated since 1993. Mr. Mitchell previously served as Executive Vice President of Texas Instruments. He is currently a director of Curtiss-Wright Corporation.

  Mr. Rau has served as President and Chief Executive Officer of Rohr, Inc. since April 1993. Mr. Rau previously served as Executive Vice President of Parker Hannifin Corporation and as President of the Parker Bertea Aerospace Group of Parker Hannifin. He is also a member of the Board of Directors of Rohr.

  Mr. Ruggiero has served as Senior Vice President and Chief Financial Officer of Olin since September 1995. Prior to joining Olin, Mr. Ruggiero was Senior Vice President and Chief Financial Officer of Reader's Digest Association.

  General Salomon is presently the Corporate Vice President of Purchasing and Logistics for Rubbermaid Incorporated. General Salomon retired from active duty in the U.S. Army in April 1996. Prior to his retirement, General Salomon commanded the U.S. Army Material Command from February 11, 1994. From 1992-1994, General Salomon was the Deputy Chief of Staff for Logistics, Department of the Army. Prior to that assignment, he was the Deputy Commanding General for Combined Arms Support, U.S. Army Training and Doctrine Command, and Commanding General, U.S. Army Combined Arms Support Command and Fort Lee, Virginia from 1989 to 1992.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company will be managed under the direction of its Board of Directors. The Company's By-laws also provide for an Audit Committee and a Compensation and Nominating Committee of the Board of Directors.

  The Audit Committee will be composed solely of directors who are not employees of the Company or any of its subsidiaries. The Audit Committee will advise the Board on audit matters affecting the Company, including recommendation of the appointment of independent auditors of the Company; review with such auditors the scope and results of their examination of the financial statements of the Company and any investigations and surveys by such auditors; and review the presentation of the Company's financial results. The committee will also advise the Board on government and other compliance programs, on corporate and governmental security matters, and monitor major litigation with a particular interest in the event there are claims that the Company has acted unethically or unlawfully. The members of the Audit Committee are expected to be Messrs. Rau, Ruggiero and Salomon.

  The Compensation and Nominating Committee will set policy, develop and monitor strategies for and administer the programs which compensate the Chief Executive Officer (the "CEO") and other senior executives of the Company. The committee will approve the salary plans for the CEO and other senior executives including total direct compensation opportunity and the mix of base salary and long term incentive awards. The committee will administer the Primex 1996 Long Term Incentive Plan described herein, the Primex Savings and Retirement Plan described herein and the Primex Technologies, Inc. Stock Plan for Non-employee Directors described herein, and review plans for management development and succession. The committee also will advise the Board on such matters as the composition and remuneration of the Board and committees thereof, including the nomination of directors, protection against liability and indemnification. The committee will consider candidates recommended by shareholders for election as directors at annual meetings. The members of the Compensation and Nominating Committee are expected to be Messrs. Lasky, Mitchell and Martinez.

COMPENSATION OF DIRECTORS

  Each director who is not an employee of the Company will receive a fixed annual retainer of $20,000 and a fee of $1,000 for each meeting of the Board and for each meeting of a committee of the Board attended, together with expenses incurred in the performance of their duties as directors. Each Director who serves as the chair of a Board committee also will receive an additional annual meeting fee of $3,000. Half of the $20,000 annual retainer will be paid in Company Common Stock, and each director may elect to receive the balance thereof in cash or Company Common Stock. All meeting fees may be payable in cash or Company Common Stock, at the election of the director. Directors may defer the cash portions of their annual retainer and meetings fees into cash accounts which will bear interest and/or into stock accounts which will be credited with dividend equivalents. The Company's Stock Plan for Non-employee Directors described elsewhere herein provides that each non-employee director serving in such capacity on January 1 of each year will be credited with a number of shares of Company Common Stock having a fair market value equal to $5,000. See "Management and Executive Compensation--Stock Plan for Non-employee Directors".

EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below is certain information as to the Company's executive officers who will serve as such after the Distribution. On the Distribution Date, all executive officers will resign from any positions then held with Olin.

     NAME AND AGE                          POSITION
     ------------                          --------
     James G. Hascall, 57................  Chairman and Chief Executive Officer
     Angelo A. Catani, 64................  Vice Chairman
     J. Douglas DeMaire, 50..............  Executive Vice President
     William W. Smith, 61................  Executive Vice President and President, Aerospace and Electronics Division
     Stephen C. Curley, 44...............  Vice President and Treasurer
     John E. Fischer, 41.................  Vice President and Chief Financial Officer
     George H. Pain, 46..................  Vice President, General Counsel and Secretary
     Jackson C. Picker, 47...............  Vice President, Human Resources
     Michael S. Wilson, 50...............  Vice President and President, Ordnance and Tactical Systems Division

  Mr. Hascall has served as Executive Vice President of Olin since January 1, 1996, having operating responsibility for Olin's Brass, Winchester, Ordnance and Aerospace Divisions. From October 1985 through December 1995, Mr. Hascall served as President of Olin's Brass Division and as a Corporate Senior Vice President of Olin.

  Mr. Catani was elected a Corporate Vice President of Olin in April 1993 and has served as President of Olin's Ordnance Division since 1988. Mr. Catani also served as Vice President and General Manager of Defense Products for Olin from 1985 to 1987.

  Mr. DeMaire has served as Corporate Vice President, Corporate Planning for Olin since January 1996. Previously, Mr. DeMaire served as Vice President, Planning for Olin's Brass and Winchester Divisions from 1986 and 1991, respectively.

  Mr. Smith was elected a Corporate Vice President of Olin in April 1993, having served as President of Olin's Aerospace Division since 1988.

  Mr. Curley has served as Assistant Treasurer of Olin since September 1990. Previously, Mr. Curley served as a Senior Tax Counsel in Olin's Tax Department.

  Mr. Fischer has served as Vice President and Financial Officer of Olin's Ordnance Division since January 1995. Mr. Fischer previously served in a number of financial and contract management positions with Olin's subsidiary General Defense Corporation ("GDC"), and was corporate controller of GDC when it was acquired by Olin in 1988.

  Mr. Pain has served as Vice President Legal, of Olin's Brass and Winchester Divisions, and as Deputy General Counsel of Olin, since 1995. Mr. Pain has served in Olin's legal department since at least 1986.

  Mr. Picker has served as Vice President, Human Resources of Olin's Ordnance Division since 1989, and has served in various other human resource positions with Olin since 1975.

  Mr. Wilson has served as Vice President of Tank Ammunition for Olin since 1991. Mr. Wilson served from 1990 to 1991 as Vice President of Marketing, and from 1988 to 1991 as Vice President of Programs, for Olin's Ordnance Division. Mr. Wilson joined Olin's Ordnance Division in 1985 as Director of Business Development and Planning.

COMPENSATION OF EXECUTIVE OFFICERS

  The Company was formed on May 10, 1996. The following table discloses compensation received by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for services rendered to Olin for the fiscal year ended December 31, 1995:

                          SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                   COMPENSATION
                                                               ---------------------
                                 1995 ANNUAL COMPENSATION         AWARDS     PAYOUTS
                             --------------------------------- ------------- -------
                                                                SECURITIES
NAME AND PRINCIPAL POSITION                     OTHER ANNUAL    UNDERLYING    LTIP      ALL OTHER
  AS OF DECEMBER 31, 1995     SALARY   BONUS   COMPENSATION(B) OPTIONS(#)(C) PAYOUTS COMPENSATION(D)
---------------------------  -------- -------- --------------- ------------- ------- ---------------
James G. Hascall........     $312,500 $260,000     $31,293         5,439       $ 0       $17,081
 Senior Vice
 President(a)
Angelo A. Catani........      239,626  150,000      14,180         3,626         0        14,007
 Vice President
William W. Smith........      239,242  125,000      12,930         3,626         0        14,125
 Vice President
J. Douglas DeMaire......      180,546   88,000       5,994         1,073         0         7,220
 Vice President,
 Business Planning,
 Brass & Winchester
 Divisions
Michael S. Wilson.......      158,877   52,000       4,408           820         0         7,921
 Vice President 120MM
 Tank-Ordnance Division

--------
(a) Effective January 1, 1996, the Board of Directors of Olin elected Mr. Hascall Executive Vice President.
(b) Includes dividend equivalents on outstanding performance share units paid at the same rate as dividends paid on Olin Common Stock. Also includes tax gross-ups paid for imputed income on use of company-provided automobiles.
(c) The stock options reported are for Olin Common Stock and do not represent options to acquire Company Common Stock. In the event options are exercised and shares of Olin Common Stock are issued prior to the Record Date, the option holder will receive Company Common Stock in the Distribution on the same basis as all other shareholders of record of Olin Common Stock on the Record Date. Figures do not reflect a two-for-one stock split effective October 31, 1996.
(d) Amounts reported in this column for 1995 are comprised of the following items:

                         OLIN CONTRIBUTING
                             EMPLOYEE        OLIN SUPPLEMENTAL
                          OWNERSHIP PLAN   CONTRIBUTING EMPLOYEE OLIN TERM LIFE
                           COMPANY MATCH     OWNERSHIP PLAN(1)    INSURANCE(2)
                         ----------------- --------------------- --------------
      J.G. Hascall......      $6,111              $6,338             $4,632
      A. A. Catani......       5,956               3,515              4,536
      W. W. Smith.......       6,111               3,479              4,535
      J. D. DeMaire.....       6,175               1,045                  0
      M. S. Wilson......       5,801                 385              3,068

--------
(1) The Olin Supplemental CEOP permits participants in the CEOP to make contributions, and Olin to match the same, in amounts permitted by the CEOP but which would otherwise be in excess of those permitted by certain Internal Revenue Service limitations.
(2) Under Olin's key executive insurance program, additional life insurance is provided and monthly payments are made to the spouse and dependent children of deceased participants.

 OPTION GRANTS OF OLIN COMMON STOCK TO COMPANY EXECUTIVES IN LAST FISCAL YEAR

  The following table sets forth as to the Named Executive Officers information relating to options granted by Olin from January 1, 1995 through December 31, 1995. In connection with the Distribution, options to purchase Olin Common Stock granted in January 1996 to persons who become Company employees, and which have not been exercised (other than those options vesting on January 24, 1997, which will be accelerated to vest immediately prior to the termination of employment with Olin) will be surrendered and cancelled. In their stead, the affected optionees will receive grants of restricted stock units pursuant to the Primex 1996 Long Term Incentive Plan described elsewhere herein. In addition, options to purchase Olin Common Stock outstanding under the 1980 Stock Option Plan of Olin for such persons will be extended to terminate upon the earlier of (i) the end of their term or (ii) two years following the Distribution. Options to purchase Olin Common Stock granted under Olin's 1988 Stock Option Plan (the "1988 Plan") will not terminate for such persons when the optionee ceases to be employed by Olin but will be extended to their original terms. No options to acquire Company Common Stock have been granted or are outstanding. See "Management and Executive Compensation--Adjustment to Prior Olin Equity-Based Benefits for Primex Employees".

                               INDIVIDUAL GRANTS

                         NUMBER OF    % OF TOTAL
                         SECURITIES    OPTIONS                            POTENTIAL REALIZABLE VALUE AT
                         UNDERLYING    GRANTED                             ASSUMED RATES OF STOCK PRICE
                          OPTIONS       TO ALL                           APPRECIATION FOR OPTION TERM (d)
                          GRANTED     EMPLOYEES    EXERCISE  EXPIRATION ----------------------------------
NAME                       (a,b)    IN FISCAL YEAR PRICE (c)    DATE     0%       5%             10%
----                     ---------- -------------- --------- ---------- ------------------ ---------------
J. G. Hascall...........    5,439         4.1%      $55.63    4/26/05      0 $     190,281 $       482,221
A. A. Catani............    3,626         2.8%      $55.63    4/26/05      0 $     126,854 $       321,481
W. W. Smith.............    3,626         2.8%      $55.63    4/26/05      0 $     126,854 $       321,481
J. D. DeMaire...........    1,073         0.8%      $55.63    4/26/05      0 $      37,538 $        95,132
M. S. Wilson............      820         0.6%      $55.63    4/26/05      0 $      28,687 $        72,701
All Olin Shareholders...      n/a         n/a          n/a        n/a      0 $ 851,015,735 $ 2,156,696,863
All Olin Optionees......  131,254       100.0%      $55.63    4/26/05      0 $   4,591,856 $    11,636,965

--------
(a) Options were awarded on April 27, 1995 and became exercisable on April 27, 1996. Figures do not reflect an option adjustment resulting from a two-for-one stock split effective October 31, 1996.
(b) Under the 1988 Plan, the Compensation and Nominating Committee of Olin's Board of Directors, in its discretion, may grant stock appreciation rights ("SARs") to optionees. To date, no such SARs have been granted. Each such right will relate to and have the same terms and conditions, including restrictions, as a specific option granted under the 1988 Plan, together with such additional terms and conditions as Olin's Compensation Committee may prescribe.
(c) The exercise price of the options reflects the fair market value of Common Stock on the date of grant and does not reflect an adjustment resulting from a two-for-one stock split effective October 31, 1996.
(d) No gain to the optionees is possible without appreciation in the stock price which will benefit all shareholders commensurately. The dollar amounts under these columns are the result of calculations at the 5% and 10% assumption rates set by the SEC and therefore are not intended to forecast possible future appreciation of Olin's stock price or to establish any present value of the options.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

  The following table sets forth as to the Named Executive Officers information regarding options to purchase Olin Common Stock exercised during 1995 and the value of in-the-money outstanding options to purchase Olin Common Stock at the end of 1995. For information relating to the termination of options granted in January, 1996, see "Management and Executive Compensation-- Option Grants of Olin Common Stock to Company Executives in Last Fiscal Year."

                                                         NUMBER OF                 AGGREGATE
                                                   SECURITIES UNDERLYING     VALUE OF UNEXERCISED,
                                                    UNEXERCISED OPTIONS          IN-THE-MONEY
                             SHARES                   AT 12/31/95(a)       OPTIONS AT 12/31/95(a)(b)
                            ACQUIRED     VALUE   ------------------------- -------------------------
                         ON EXERCISE(a) REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                         -------------- -------- ----------- ------------- ----------- -------------
J. G. Hascall...........     4,828       93,195    30,559        5,439       743,147      101,274
A. A. Catani............     8,880      135,976     8,208        3,626       177,024       67,516
W. W. Smith.............       --           --     13,148        3,626       330,651       67,516
J. D. DeMaire...........       950       17,927     3,525        1,073        79,102       19,979
M. S. Wilson............       300        5,979     4,219          820       108,948       15,268

--------
(a) Figures do not reflect an option adjustment resulting from a two-for-one stock split effective October 31, 1996.
(b) Value was computed as the difference between the exercise price and the $74.25 per share closing price of Olin Common Stock on December 29, 1995, as reported on the consolidated transaction reporting system of the New York Stock Exchange.

            LONG TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR(A)

  The following table sets forth long-term incentive awards to the Named Executive Officers under the Olin 1991 Long Term Incentive Plan made during 1995.

                   NUMBER OF    PERFORMANCE    ESTIMATED FUTURE PAYOUTS UNDER
                  PERFORMANCE OR OTHER PERIOD  NON-STOCK PRICE BASED PLAN(b)
                  SHARE UNITS UNTIL MATURATION --------------------------------
NAME                  (a)        OR PAYOUT     THRESHOLD   TARGET     MAXIMUM
----              ----------- ---------------- --------------------- ----------
J. G. Hascall....    2,931         5 yrs.       $2221,763 $11119,695 $22217,627
A. A. Catani.....    1,954         5 yrs.          14,508     79,796    145,085
W. W. Smith......    1,954         5 yrs.          14,508     79,796    145,085
J. D. DeMaire....      578         5 yrs.           4,292     23,604     42,917
M. S. Wilson.....      442         5 yrs.           3,282     18,050     32,819

--------
(a) Each performance share unit consists of a phantom share of Olin Common Stock. Performance share units have a five-year performance cycle. Olin's Compensation Committee has established a payment schedule which sets forth the portion of each performance share unit to be paid at the end of the performance cycle if Olin achieves a certain return on shareholders' equity and a certain measure of total return to shareholders compared to a special twenty-four company peer group. Payout may occur early at the end of the third or fourth year of the performance cycle in the event the five-year performance targets are achieved by those dates. At the end of the five-year performance cycle, or earlier if the performance targets are achieved sooner in year three or four, each participant will receive the portion of each performance share unit earned in accordance with the payment schedule. The portion of the performance share unit not earned by the end of the five-year performance cycle will be forfeited. Figures do not reflect adjustment of units resulting from a two-for-one stock split effective October 31, 1996.
(b) The payment schedule provides for payouts ranging from 10% to 100% of the performance units. If the minimum threshold is not reached, no payouts will occur during the performance cycle. The threshold amount shown in the table assumes the minimum is achieved. The target amount shown in the table represents a 55% payout at the end of the performance cycle, which is the midpoint of the 10% to 100% range of payouts in the payment schedule. The maximum amount shown in the table reflects a 100% payout.

   The value of performance share units on payout is dependent upon the fair market value of Olin Common Stock at the time of payout. For purposes of calculating the dollar value of the performance share units in the table, the $74.25 per share closing price of Olin Common Stock on December 29, 1995 as reported on the consolidated transaction reporting system of the New York Stock Exchange was utilized.

ADJUSTMENT TO PRIOR OLIN EQUITY-BASED BENEFITS FOR COMPANY EMPLOYEES

  Officers of Olin who become employees of the Company and who were participating in Olin's EVA Incentive Plan (Management Incentive Compensation
Plan) will, assuming performance objectives are satisfied, receive annual incentive bonus awards in respect of 1996 performance prorated for the period prior to the Distribution Date. Olin Performance Unit Plan retention units consisting of phantom shares of Olin Common Stock will be prorated based on the number of months such individuals were employed with Olin during the applicable 10 year retention cycle. Olin shares distributed (assuming achievement of performance targets) to employees of the Company holding 1994 and 1995 performance share awards granted under the Olin 1991 Long Term Incentive Plan will be prorated based upon an assumed termination of employment at December 31, 1996. Restricted stock unit awards which have not yet vested will be accelerated to vest in their entirety and be paid out in cash effective upon termination of employment with Olin. The exercise price and number of shares subject to options to purchase Olin Common Stock outstanding under the Olin 1980 Stock Option Plan (the "1980 Plan"), the Olin 1988 Stock Option Plan (the "1988 Plan") and the Olin 1996 Stock Option Plan (the "1996 Plan") will be adjusted to assure that the pre-distribution spread is maintained after the Distribution Date. Options granted under the 1980 Plan will be extended to terminate upon the earlier of (i) the end of their term or
(ii) two years following termination of employment with Olin. Options granted under the 1988 Plan will be extended to the original term of the option. Options granted under the 1996 Plan on January 24, 1996, which vest on January 24, 1997 (and in the case of Mr. Hascall, which vest on January 24, 1998), will be accelerated to become exercisable immediately prior to termination of employment with Olin, with the remaining options granted on January 24, 1996, being surrendered and cancelled with affected optionees receiving grants of restricted stock units pursuant to the Primex 1996 Long Term Incentive Plan. The 1996 Plan options which are accelerated will be extended to the original term of the option. Any options which are incentive stock options and are exercised more than three months after termination of employment with Olin will be converted to non-qualified stock options.

STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

  The Company has adopted the Primex Technologies, Inc. Stock Plan for Non-employee Directors (the "Directors Plan"), which will become effective following the Distribution. Generally speaking, the Directors Plan (i) provides for the granting annually, beginning in 1997, of shares of Company Common Stock having a fair market value equal to $5,000 to each non-employee director of the Company, (ii) provides that 50% of a director's annual retainer will be paid in shares of Company Common Stock, (iii) permits each such director to elect to receive his or her quarterly meeting fees and the balance of his or her annual cash retainer in the form of shares of Company Common Stock in lieu of cash and (iv) permits each such director to elect to defer the payment of cash meeting fees and any shares of Company Common Stock to be delivered under the Directors Plan. Deferred cash will be credited with interest quarterly and deferred shares will be credited with dividend equivalents. In the event of a Change in Control (as defined in the Directors
Plan) all deferred cash and deferred shares of Company Common Stock will be distributed.

PENSION AND SAVINGS PLAN

  Following the Distribution, Olin will remain liable for the payment of benefits accrued as of the date of termination of employment with Olin by employees of the Company under Olin's pension plans. Employees of the Company will be credited with service to the Company for the purpose of meeting vesting and early retirement requirements under Olin pension plans but not for purposes of calculating accrued benefits or for purposes of qualifying for disability retirement benefits. With respect to salaried and hourly nonbargaining employees of the Company, compensation received from the Company will be credited toward Final Average Pay under Olin pension plans, which will be determined at the time the employee retires from the Company. No Olin pension assets will be transferred to the Company in connection with the Distribution. Employees of the Company will not be eligible to receive payments under Olin qualified pension plans prior to retirement from the Company.

  In connection with the Distribution, employee contributions and employer matching contributions in respect of employees of the Company under the Olin Corporation Contributing Employee Ownership Plan (the "Olin CEOP") will cease as of the date of termination of employment with Olin. Those employees who are Olin CEOP participants may transfer their existing account balances from the Olin CEOP to the Primex Technologies, Inc. Retirement Investment Management Experience Plan described below. Company employees who are participants in the Olin CEOP will be 100% vested in their account balances as of the date their employment terminates in connection with the Distribution.

  The Company has adopted the Primex Technologies, Inc. Retirement Investment Management Experience Plan ("PRIME") pursuant to which both retirement benefits and compensation deferral, or savings, opportunities will be available to employees of the Company following the Distribution. Substantially all of the domestic non-bargaining employees of the Company will be eligible for coverage under the retirement feature of PRIME. Under the retirement feature of PRIME, the Company will make periodic contributions to a special account (a "Special Account") established for each covered employee. Such contribution will be a percentage of pay that will vary by age in accordance with a formula. The contribution will be invested in one or more of PRIME's investment funds described below, as selected by the employee. Employees will be 100% vested in Special Accounts following the completion of two years' participation in PRIME including prior participation under the Olin CEOP. Balances in Special Accounts may only be withdrawn upon retirement, death, permanent disability or termination of employment.

  The savings feature of PRIME consists of a defined contribution plan available to substantially all domestic employees of the Company, pursuant to which employees may defer on a pre-tax or post-tax basis a portion of their compensation. Employees may elect to invest their contribution in Company Common Stock or in one or more of several investment funds. Employee contributions will be based on total compensation, including base pay, overtime, shift differential and bonus (other than long-term bonus). The Company will make a matching contribution equal to 50% of the amount contributed by a participant (up to 6% of the participant's compensation) in Company Common Stock for the account of such participant. Participants will be 100% vested in such matching contributions following completion of two years' participation in the PRIME including prior service rendered to Olin CEOP. Participants will be eligible for a Performance Matching Contribution for 1996 only based on their contributions to the Olin CEOP through December 31, 1996, and on Olin's Return on Equity (as defined in the Olin CEOP) for 1996. Olin Common Stock transferred to an employee's PRIME account that is attributable to Olin contributions may be retained in Olin Common Stock or reinvested only in Company Common Stock. Dividends on Olin Common Stock transferred to an employee's PRIME account will be reinvested in Company Common Stock and contributions made to or held under the PRIME may not be invested in Olin Common Stock.

  The Company will be the "successor employer" under the union contracts covering employees at its Marion, Illinois and St. Marks, Florida sites. These contracts require the Company essentially to replicate the benefits provided to covered employees by Olin prior to the Distribution. The Company has adopted a defined benefit pension plan and related pension trust (the "Company Bargaining Pension Plan") for the purpose of providing benefits accrued after the effective date of the Distribution under these union contracts. No Olin pension assets will be transferred to the Company's pension trust. Service credited under Olin's pension plan for these unionized employees will be recognized for the purpose of qualifying for vesting and early retirement benefits under the terms of the Company Bargaining Pension Plan. Olin will remain liable for the payment of benefits accrued as of the effective date of the Distribution by employees in connection with such contracts.

PRIMEX 1996 LONG TERM INCENTIVE PLAN

  The Company has adopted the Primex 1996 Long Term Incentive Plan (the "Incentive Plan"), which is designed to help the Company attract and retain key employees by providing an incentive to increase their proprietary interest in the Company. Awards under the 1996 Plan may be in the form of stock options (including incentive stock options meeting the requirements of Section 422 of the Code ("ISOs")), stock appreciation rights ("SARs"), restricted stock and restricted stock units, performance awards, dividend equivalents and in any other form (including convertible securities) that the committee administering the Incentive Plan (the "Committee") approves valued in whole or in part by reference to, or otherwise based on or related to, shares of Company Common Stock. Three hundred fifty thousand shares of Company Common Stock (subject to adjustment as provided below and for dividends, stock splits, mergers, spin-offs, split-ups, recapitalizations and the like) will be available for awards under the Incentive Plan.

  Awards may be granted under the Incentive Plan to salaried employees, including officers, of the Company and any of its controlled subsidiaries who are not members of the Committee. Awards may also be granted to salaried employees of any other entity in which the Company has a significant equity interest as determined by the Committee. Awards will be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law. However, the exercise price per share of stock purchasable under any stock option, the exercise price of any SAR and the purchase price of stock which may be purchased under any other award providing rights to purchase Company Common Stock will not be less than the fair market value of such stock on the date of grant of the option, SAR or other right.

  Administration of the Incentive Plan is the responsibility of a committee of the Board consisting of at least two non-employee Directors. The Committee will have the authority to designate participants, determine the nature and size of, and terms and conditions applicable to, awards, permit deferral of award payments; permit the settlement or exercise of awards, and make all other determinations and interpretations relating to the Plan. Committee determinations and interpretations will be binding on all interested parties. Under the Incentive Plan, the Company's Board of Directors may act at any time in lieu of the Committee.

  STOCK OPTIONS. The term of options granted under the Incentive Plan will be fixed by the Committee; however, such term may not exceed ten years from the date of grant. The purchase price per share of stock purchasable under any option will be determined by the Committee but will not be less than the fair market value of the stock on the date of grant of the option. The Committee will determine the time or times at which an option may be exercised in whole or in part, provided that no option may be exercised before the expiration of at least six months from its date of grant, subject to the provisions of the Incentive Plan relating to changes in control of the Company. Options may be exercised by payment in full of the purchase price, either in cash or, at the discretion of the Committee, in whole or in part in Company Common Stock or other consideration having a fair market value on the date the option is exercised equal to the option price.

  STOCK APPRECIATION RIGHTS. Upon exercise of an SAR, the holder will be entitled to receive the excess of the fair market value (calculated as of the exercise date) of a specified number of Shares over the exercise price of the SAR. The exercise price (which may not be less than the fair market value of the shares on the date of grant), method of payment by the Company upon exercise and other terms of the SAR will be determined by the Committee. However, the term of an SAR may not exceed ten years from the date of its grant. Any related stock option will no longer be exercisable to the extent that an SAR has been exercised, and the exercise or termination of an option will cancel the related SAR (in the case of exercise, to the extent thereof).

  RESTRICTED STOCK. Restricted stock or restricted stock units may not be disposed of by the recipient until certain restrictions established by the Committee lapse. These restrictions will require recipients to remain in the employ of the Company (or an affiliate participating in the Incentive Plan) for at least six months in order to vest, except in the event of a Change in Control (as defined in the Incentive Plan) or for such specified reasons as the Committee may approve. Recipients will have with respect to restricted stock all of the rights of a shareholder of the Company, including the right to vote the shares and the right to receive any cash dividends, unless the Committee otherwise determines. Upon termination of employment during the restriction period, the restricted stock and/or restricted stock units will be forfeited, subject to such exceptions, if any, as may be authorized by the Committee.

  PERFORMANCE AWARDS. From time to time, the Committee may select a period during which performance criteria approved by the Committee will be measured for the purpose of determining the extent to which a performance award has been earned. Such period will not be less than six months, subject to the Change in Control provisions of the Incentive Plan. Performance awards may be denominated or payable in cash, shares of Common Stock, others securities, other awards or other property.

  AWARDS AS OF THE DISTRIBUTION DATE. On or following the Distribution Date, the Company will grant restricted stock units valued in the aggregate at $4,530,000 to an aggregate of 25 employees of the Company. Each restricted stock unit represents one phantom share of Company Common Stock and generally vests and is payable in one share of Company Common Stock to the employee upon the fifth anniversary of the grant provided the employee remains employed by the Company during the five-year period; however, if certain performance targets are met, the units may vest after three years. Each restricted stock unit will accrue amounts equivalent to the cash dividends payable on the Company's Common Stock ("dividend equivalents"). Such dividend equivalents will be deferred in the form of cash and will be payable only when and if the restricted stock unit on which such dividend equivalents were accrued become vested. Dividend equivalents will accrue interest at an annual rate equal to the Company's before tax cost of borrowing compounded quarterly. To the extent a restricted stock unit does not vest or is otherwise forfeited, the accrued and unpaid dividend equivalents thereon and any interest thereon shall not vest and be forfeited. In the event an employee's employment is terminated for cause or without the Company's written consent, the restricted stock units are forfeited. If employment is terminated without cause and with written consent or by virtue of death or total disability or retirement under a Company benefit plan, the Compensation Committee shall decide in its sole discretion which outstanding restricted stock units not yet vested shall not be forfeited, provided that in the case of employees who are not officers or employees of the Company when their employment terminates and have not been such during the preceding six month period, the Chief Executive Officer of the Company is authorized to make such determination. Upon a "Change in Control" of the Company, restricted stock units not yet vested will automatically vest and be paid out in the form of cash. There is mandatory tax withholding on all payouts of restricted stock units. The value of such awards to the named executive officers of the Company are as follows: J.G. Hascall ($840,000); A.A. Catani ($600,000); W.W. Smith ($330,000); M.S. Wilson ($330,000) and J.D.
DeMaire ($330,000). All executive officers as a group received units aggregating $3,255,000 in value.

SUPPLEMENTAL PLANS

  Following the Distribution, Olin will remain liable for payment of benefits accrued for employees of the Company under any Olin non-qualified benefit plans as of the Distribution. Such benefits will not be paid until the participant retires from the Company. The Company may establish a non-qualified, unfunded Supplemental Savings and Retirement Plan (the "Supplemental Plan") that is intended to restore any benefit under the Primex Savings Plan that would otherwise be reduced as a consequence of certain restrictions required by the Code. In addition, employees who are covered by the Supplemental Plan may be able to defer before-tax contributions above the annual limitations imposed on qualified contribution plans such as PRIME.

RETIREE MEDICAL AND LIFE INSURANCE BENEFITS

  Following the Distribution, Olin will remain liable for medical and death benefits provided to former employees of the Company who retire prior to the Distribution. The Company has adopted a medical and retiree death benefits plan which largely replicates the Olin retiree benefit program, under which employees of the Company will be covered (with appropriate credit for service with Olin) as of the effective date of the Distribution. Other than possible increases in employee contributions and other than for retirees under the age of 65 who have coverage under the active employee medical benefit program, the Company has agreed that it will not reduce or terminate the benefits provided by this program for a period of five years. The Company also has agreed to indemnify Olin from and against any claims brought against it by employees of the Company who retire after the effective date of the Distribution.

OTHER BENEFITS

  Following the Distribution, Olin will be responsible for health care and disability claims incurred by an employee of the Company prior to the Distribution under Olin benefit plans. The Company has adopted health care and disability benefits programs covering employees of the Company following the Distribution which will provide benefits substantially similar to those currently provided by Olin.

EXECUTIVE AGREEMENTS

  Each of the executive officers named in the table on page 40 and four other employees have agreements with the Company which provide, among other things, that in the event of a covered termination of employment (which could include, among other things, termination of employment other than for cause and termination at the election of the individual under certain circumstances), the individual will receive a lump sum severance payment from the Company equal to 12 months' salary plus the greater of (a) the average incentive compensation award from the Company during the three years preceding the termination or (b) the then standard annual incentive compensation award, less any amounts payable under existing severance or disability plans of the Company. In the event that a "Change in Control" of the Company occurs, and there is a covered termination, the individual will receive twice the severance payment or in the case of the Chairman of the Board and Chief Executive Officer and the Vice Chairman three times. Insurance coverage would be afforded for either a one- or two-year period. The agreements also provide for certain outplacement services. In addition, employees will receive a payment representing an amount equal to one or two years of the Company's contributions to the retirement feature of PRIME plus, in the case of employees who have an accrued benefit under Olin pension plans and are under age 55, an amount equal to the difference between (x) the amount that the employee would have received at age 55 upon early retirement under the Olin pension plan had the employee remained employed with the Company and (y) the pension amount actually received from such Olin pension plans. The agreements will expire on January 31, 2002 (except in the case of Mr. Hascall on December 31, 2000, and in the case of Mr. Catani on December 31, 1999), unless prior to that date there is a "Change in Control" of the Company, in which event they will expire on the later of January 31, 2002 (except in the case of Mr. Hascall on December 31, 2000, and in the case of Mr. Catani on December 31,
1999) or three years following the date of the "Change in Control". For purposes of the agreements, "Change in Control" would occur if the Company ceases to be publicly owned; 15% or more of its voting stock is acquired by others (other than an employee benefit plan of the Company); the incumbent Directors and their designated successors cease over a two-year period to constitute a majority of the Board; or all or substantially all of the Company's business is disposed of in a transaction in which the Company is not the surviving corporation or the Company combines with another company and is the surviving corporation (unless shareholders of the Company following the transaction own more than 50% of the voting stock or other ownership interest of the surviving entity or combined company). Each agreement provides that the individual agrees to remain in the Company's employ for six months after a "Potential Change in Control" of the Company has occurred. The agreements provide that payments made thereunder or under any change in control provision of a compensation or benefit plan of the Company which are subject to "excess parachute payment" tax will be increased so that the individual will receive a net payment equal to that which would have been received if such tax did not apply. Certain of the Company's benefit and compensation plans also contain "change-in-control" provisions.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  There are not expected to be any compensation committee interlocks. The members of the Company's Compensation and Nominating Committee are expected to be Messrs. Lasky, Mitchell and Martinez.

                             BENEFICIAL OWNERSHIP

  All of the outstanding shares of Company Common Stock are, and will be prior to the Distribution, held beneficially and of record by Olin. The following table sets forth information concerning shares of Company Common Stock projected to be beneficially owned after the Distribution Date by (i) each person or entity known by the Company to own more than five percent of the outstanding Company Common Stock, (ii) each person who will be a director of the Company at the time of the Distribution, (iii) each of the named executive officers of the Company and (iv) all persons who will be directors and executive officers of the Company at the time of the Distribution as a group. The projections are based on the number of shares of Olin Common Stock owned by such person or entity at October 14, 1996, and with respect to Travellers Group Inc., December 31, 1995, in each case adjusted to reflect the two-for-one split of Olin Common Stock effective October 31, 1996, and reflect the Distribution Ratio of one share of Company Common Stock for every ten shares of Olin Common Stock. The percentage ownership of Company Common Stock of each person or entity named below immediately following the Distribution will be the same as the percentage ownership of such person or entity immediately prior to the Distribution. Unless otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares set forth opposite such person's or entity's name. Also included in the figures are shares of Company Common Stock which may be acquired within 60 days through the exercise of options, if any.

                                                        NO. OF SHARES
                                                        BENEFICIALLY  PERCENT OF
      NAME OF BENEFICIAL OWNER                              OWNED     CLASS (a)
      ------------------------                          ------------- ----------
      Travelers Group Inc. ...........................     287,501(b)    5.8%
      388 Greenwich Street
      New York, NY 10013
      A. A. Catani....................................         771       --
      J. D. DeMaire...................................         461       --
      Edwin M. Glasscock..............................           0       --
      J. G. Hascall...................................       1,864       --
      D. Lasky........................................           0       --
      B. Martinez.....................................           0       --
      W. B. Mitchell..................................           0       --
      R. H. Rau.......................................           0       --
      A. W. Ruggiero..................................       1,044       --
      L. E. Salomon...................................           0       --
      W. W. Smith.....................................         703       --
      M. S. Wilson....................................         454       --
      Directors and executive officers as a group, in-
       cluding those named above (16 persons).........      20,971       --

     --------
     (a) Unless otherwise indicated, beneficial ownership of any named individual does not exceed 1% of the outstanding shares of Company Common Stock.
     (b) Travelers Group Inc. has advised Olin in a Schedule 13G filing that it and its wholly owned subsidiary, Smith Barney Holdings Inc., have shared voting and shared dispositive power with respect to 287,501 shares. They disclaim beneficial ownership of all such securities.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In connection with the Distribution, the Company will assume approximately $125 million of indebtedness of Olin. In addition, there will be certain ongoing relationships between Olin and the Company. See "Relationship Between Olin and the Company After the Distribution."

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  Under the Amended and Restated Articles of Incorporation of the Company (the "Articles"), the Company has authority to issue 10 million shares of preferred stock, par value $1.00 per share ("Preferred Stock"), and 60 million shares of Company Common Stock, par value $1.00 per share. As of the date hereof, 100 shares of Company Common Stock were issued and outstanding.

  Based on the number of shares of Olin Common Stock outstanding at October 31, 1996, as adjusted to reflect the two-for-one stock split effective October 31, 1996, and the Distribution ratio of one share of the Company for every ten shares of Olin Common Stock, it is expected that approximately 4,996,372 shares will be issued to shareholders of Olin in the Distribution. The Company Common Stock to be distributed will constitute all of the outstanding Company Common Stock immediately after the Distribution. All of the shares of Company Common Stock to be distributed to Olin shareholders in the Distribution will be fully paid and non-assessable.

  The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Articles and By-laws as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles, By-laws and the Rights Agreement, dated as of December 19, 1996 between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement").

COMMON STOCK

  Holders of Company Common Stock are entitled to dividends as declared by the Board from time to time after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Company Common Stock are entitled to one vote per share on all matters submitted to a vote of such holders and may not cumulate votes for the election of directors. Holders of Company Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. In the event of the liquidation, dissolution or winding up of the Company, holders of Company Common Stock are entitled to receive pro rata all the remaining assets of the Company available for distribution, after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company.

  The Transfer Agent and Registrar for the Company Common Stock is ChaseMellon Shareholder Services L.L.C.

PREFERRED STOCK

  The Articles authorize the Board, without any vote or action by the holders of Company Common Stock, to issue up to 10 million shares of Preferred Stock from time to time in one or more series. The Board is authorized to determine the number of shares and designation of any series of Preferred Stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund and other terms of any series of Preferred Stock. Issuances of Preferred Stock would be subject to the applicable rules of Nasdaq or other organizations on whose systems the stock of the Company may then be quoted or listed. Depending upon the terms of the Preferred Stock established by the

Board, any or all series of Preferred Stock could have preference over the Company Common Stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of Company Common Stock, would dilute the voting power of the outstanding Company Common Stock. The Company has no present plans to issue any Preferred Stock, except that the Rights Agreement provides for the issuance of shares of Preferred Stock, under the circumstances specified in the Rights Agreement, upon the exercise or exchange of rights issued thereunder. See "Rights Plan".

AUTHORIZED BUT UNISSUED CAPITAL STOCK

  Virginia law does not require shareholder approval for any issuance of authorized shares other than in connection with certain mergers to which the Company may be a party. However, the criteria for designation as a Nasdaq National Market System security, which would apply so long as Company Common Stock remains so designated, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Company Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

RIGHTS

  On December 9, 1996, the Company declared a dividend of one right (a "Right") for each outstanding share of Company Common Stock to the shareholders of record on December 31, 1996. Rights also will be issued with respect to Company Common Stock issued thereafter, prior to the occurrence of certain change-in-control events. The Rights become exercisable upon certain potential change-in-control events. When exercisable and upon the occurrence of certain events, the Rights entitle holders (other than any person who beneficially owns more than 15% of the outstanding Company Common Stock (an "Acquiring Person")) to purchase shares of Preferred Stock, other securities of the Company or shares of the Acquiring Person's common stock (or stock of one of its affiliates or associates) at a substantial discount. Exercise of the Rights will cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of the Board. Except under certain circumstances, the Board may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right. The Rights will not interfere with any merger or other business combination approved by the Board. The Rights expire on December 19, 2006, if not redeemed earlier. The Rights have no voting or dividend privileges. Until such time as the Rights become exercisable, they are attached to and will not trade separately from the Company Common Stock. For a more complete description of the Rights, see "Rights Plan".

NO PREEMPTIVE RIGHTS

  No holder of any class of stock of the Company authorized at the time of the Distribution will have any preemptive right to subscribe to any securities of the Company of any kind or class.

CERTAIN PROVISIONS OF THE ARTICLES AND BY-LAWS

  The Board's membership is divided into three classes as nearly equal in number as possible, each of which serves for three years with one class being elected each year. The total number of Directors is currently fixed at eight. Special meetings of shareholders may be called only by the Board or certain designated officers. Directors may be removed only with cause, and vacancies on the Board, including any vacancy created by an increase in the number of Directors, may be filled only by the Board unless the vacancy is required to be filled at an annual meeting of shareholders. The By-laws require that advance notice of nominees for election as Directors to be made by a shareholder and proposals to be submitted by a shareholder be given to the Secretary of the Company, together with certain specified information, no later than 90 days before an annual meeting of shareholders or seven days following notice of a special meeting of shareholders for the election of Directors. The provisions of the Articles and By-laws described above may, in certain circumstances, make more difficult or discourage a takeover of the

Company. The Company has elected to "opt out" of coverage under Article 14.1 of the Virginia Stock Corporation Act, which prohibits significant shareholders who acquire specific amounts of Company Common Stock from voting certain shares of Common Stock so acquired without obtaining the affirmative vote of a majority of the shares of Company Common Stock held by persons other than such a shareholder or officers and certain directors of the Company. As a result of this election, a purchaser of Company shares in a "control share acquisition" will not have the right to cause a special meeting of shareholders to be convened for the purpose of considering whether to grant voting rights otherwise prohibited by the Virginia Stock Corporation Act to such an acquiring shareholder.

                                  RIGHTS PLAN

  The Company declared a dividend of one Right for each share of Common Stock to the holders of record at the close of business on December 31, 1996, and has approved the issuance of additional Rights with respect to Company Common Stock issued thereafter and before the occurrence of certain change-of-control events. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Participating Cumulative Preferred Stock, par value $1 per share, of the Company (the "Preferred Shares") or, under certain circumstances, Company Common Stock or other securities of the Company at a price of $55 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of December 19, 1996 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

  Until the earlier of (a) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Company Common Stock (an "Acquiring Person"), unless provisions preventing accidental triggering of the Rights apply, and (b) the close of business on such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person (other than the Company, its subsidiaries or benefit plans) for 15% of the outstanding Company Common Stock, if upon consummation of such tender or exchange offer such person could be the beneficial owner of more than 15% of the outstanding Company Common Stock, the Rights will be evidenced by the certificates for Company Common Stock registered in the names of the holders thereof and will be transferred only with the Company Common Stock.

  The Rights will expire on December 19, 2006 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right (other than Rights that are beneficially owned by an Acquiring Person or any affiliate or associate of an Acquiring Person) will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right (other than Rights that are beneficially owned by an Acquiring Person or any affiliate or associate of an Acquiring Person) will entitle its holder to purchase, for the Purchase Price, at such holder's option, (a) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (b) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (c) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price. In addition, upon a person becoming an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each Right (other than Rights that are beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) will entitle its holder to purchase, for the Purchase Price, a number of shares of Preferred Stock having a market value at the time of the transaction equal to two times the Purchase Price. The number of Preferred Shares or other securities issuable upon exercise of the Rights is subject to adjustment from time to time in the event of any change in the Company Common Stock or the Preferred Shares.

  At any time prior to the earlier of (a) such time as a person or group becomes an Acquiring Person and (b) the Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment as provided in the Rights Agreement).

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Virginia Stock Corporation Act permits, and the Company's Articles require, indemnification of the Company's directors, officers, and employees in a variety of circumstances. Under Section 13.1-697 and 13.1-704 of the Virginia Stock Corporation Act, a Virginia corporation generally is authorized to indemnify its directors, officers, and employees in civil or criminal actions if such persons acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that their conduct was unlawful. The Company's Articles require indemnification of directors, officers and employees with respect to certain liabilities, expenses, and other amounts imposed upon such persons by reason of having been directors, officers or employees if such persons acted in good faith and believed that their conduct was in the best interests of the Company or related entity. Also, Section 13.1-692.1 of the Virginia Stock Corporation Act permits a Virginia corporation to limit or totally eliminate the liability of a director or officer in a shareholder or derivative proceeding and the Company's Articles contains a provision intended to eliminate such liability.

  Directors and officers of the Company are insured, subject to policy limits and certain exclusions and limitations and to the extent not otherwise indemnified by the Company, against loss (including expenses incurred in the defense of actions, suits and proceedings in connection therewith) arising from any error, misstatement, misleading statement, omission or other act made or performed in their capacity as directors and officers. The policies also reimburse the Company for liability incurred in the indemnification of its directors and officers under common or statutory laws or the Company's Articles of Incorporation, subject to the terms, conditions and exclusions of the policy. In addition, directors and officers and other employees of the Company who may be "fiduciaries" as that term is used in the Employee Retirement Income Security Act of 1974, are insured with respect to liabilities under such Act.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 10 under the Exchange Act with respect to the Shares being issued in the Distribution (the "Registration Statement"). This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other document referred to herein are summaries only and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected at the public reference facilities of the Commission listed below.

  After the Distribution, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http: //www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, it is expected that reports, proxy statements and other information concerning the Company will be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company intends to furnish holders of the Company's shares with annual reports containing consolidated financial statements (beginning with the year ending December 31, 1996) audited by independent accountants.

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                    INDEX TO

                         COMBINED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Combined Balance Sheets as of September 30, 1996 (unaudited) and as of De-
 cember 31, 1995 and 1994.................................................  F-3
Combined Statements of Income for the Nine Months ended September 30, 1996 and 1995 (unaudited) and for the Years Ended December 31, 1995, 1994 and
 1993.....................................................................  F-4
Combined Statements of Cash Flow for the Nine Months ended September 30,
 1996 and 1995 (unaudited) and for the Years Ended December 31, 1995, 1994 and 1993.................................................................  F-5
Notes to Combined Financial Statements....................................  F-6

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors of Olin Corporation:

  We have audited the accompanying combined balance sheets of Primex Technologies, Inc. as of December 31, 1995 and 1994, and the related combined statements of income and cash flow for each of the years in the three-year period ended December 31, 1995. These combined financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Primex Technologies, Inc. as of December 31, 1995 and 1994, and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Stamford, Connecticut
January 25, 1996

                           PRIMEX TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                                                   UNAUDITED
                                                 SEPTEMBER 30,   DECEMBER 31,
                                                 ------------- -----------------
                                                     1996        1995     1994
                                                 ------------- -------- --------
                                                        ($ IN THOUSANDS)
ASSETS
Current Assets:
  Receivables...................................   $126,504    $153,076 $104,894
  Inventories, Net..............................     49,122      49,763   66,708
  Other Current Assets..........................     10,086       6,587    7,856
                                                   --------    -------- --------
    Total Current Assets........................    185,712     209,426  179,458
Property, Plant and Equipment, Net..............    103,293     114,473  114,113
Goodwill........................................     48,026      49,831   52,357
Other Assets....................................     14,781       7,249   18,247
                                                   --------    -------- --------
Total Assets....................................   $351,812    $380,979 $364,175
                                                   ========    ======== ========
LIABILITIES AND EQUITY
Current Liabilities:
  Short-Term Borrowings due Olin................   $125,000    $125,000 $125,000
  Accounts Payable..............................     16,450      42,781   51,706
  Income Taxes Payable..........................        --          625      276
  Accrued Liabilities...........................     24,252      23,087   29,060
                                                   --------    -------- --------
    Total Current Liabilities...................    165,702     191,493  206,042
Other Liabilities...............................     28,353      30,951   27,020
                                                   --------    -------- --------
  Total Liabilities.............................    194,055     222,444  233,062
Commitments and Contingencies
Equity..........................................    157,757     158,535  131,113
                                                   --------    -------- --------
Total Liabilities and Equity....................   $351,812    $380,979 $364,175
                                                   ========    ======== ========


            See accompanying notes to combined financial statements

                           PRIMEX TECHNOLOGIES, INC.

                         COMBINED STATEMENTS OF INCOME

                                       UNAUDITED
                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,     YEARS ENDED DECEMBER 31,
                                   ------------------ --------------------------
                                     1996      1995     1995     1994     1993
                                   --------  -------- -------- -------- --------
                                                 ($ IN THOUSANDS)
Sales............................. $328,775  $359,582 $508,113 $416,148 $376,332
Operating Expenses:
  Cost of Goods Sold..............  277,016   299,916  428,707  335,303  304,717
  Selling and Administration......   37,888    39,138   51,297   46,758   43,643
  Research and Development........    3,926     3,126    5,016    5,364    6,055
  Other charges...................   10,500       --     2,000      --    12,600
                                   --------  -------- -------- -------- --------
Operating Income (Loss)...........     (555)   17,402   21,093   28,723    9,317
Interest Expense..................    6,943     6,958    9,276    8,638    7,880
Interest and Other Income.........      657       808      807    1,743    2,307
                                   --------  -------- -------- -------- --------
Income (Loss) Before Taxes........   (6,841)   11,252   12,624   21,828    3,744
Income Tax Provision..............      908     6,206    6,963    9,805    2,722
                                   --------  -------- -------- -------- --------
Net Income (Loss)................. $ (7,749) $  5,046 $  5,661 $ 12,023 $  1,022
                                   ========  ======== ======== ======== ========


            See accompanying notes to combined financial statements

                           PRIMEX TECHNOLOGIES, INC.

                        COMBINED STATEMENTS OF CASH FLOW

                                  UNAUDITED
                              NINE MONTHS ENDED
                                SEPTEMBER 30,      YEARS ENDED DECEMBER 31,
                              ------------------  ----------------------------
                                1996      1995      1995      1994      1993
                              --------  --------  --------  --------  --------
                                            ($ IN THOUSANDS)
OPERATING ACTIVITIES
Net Income (Loss)...........  $ (7,749) $  5,046  $  5,661  $ 12,023  $  1,022
Adjustments to Reconcile Net
 Income (Loss) to Net Cash
 Provided (Used) by
 Operating Activities:
Depreciation................    12,627    11,982    16,633    16,955    14,323
Amortization of Intangibles.     2,212     2,098     3,042     2,669     2,630
Deferred Taxes..............    (3,415)      --      2,502    (2,007)   (1,993)
Charge for 1993 Strategic
 Action Plan................       --        --        --        --     12,600
Change in Assets and
 Liabilities Net of Purchase
 of Business:
    Receivables.............    26,572   (26,959)  (48,182)      (93)   14,916
    Inventories.............       641    14,119    16,038   (31,149)    8,639
    Other Current Assets....    (2,418)    1,258       481      (213)       (4)
    Current Liabilities.....   (25,791)  (24,584)  (16,899)   23,624    (4,139)
    Other Liabilities.......      (264)    1,769     2,217    (2,945)   (2,028)
    Other Assets............    (7,939)   (4,912)   10,482    (3,280)   (3,488)
Other Operating Activities..       947       (1)       201       136      (115)
                              --------  --------  --------  --------  --------
  Net Operating Activities..    (4,577)  (20,184)   (7,824)   15,720    42,363
                              --------  --------  --------  --------  --------
INVESTING ACTIVITIES
Capital Expenditures........    (6,891)   (9,646)  (19,191)  (17,821)  (12,682)
Acquisition.................       --        --        --    (25,400)      --
Disposition of Property
 Plant and Equipment........     4,497     3,568     3,859       --      1,600
Other Investing Activities..       --        --        --       (302)      (99)
                              --------  --------  --------  --------  --------
  Net Investing Activities..    (2,394)   (6,078)  (15,332)  (43,523)  (11,181)
                              --------  --------  --------  --------  --------
FINANCING ACTIVITIES
Net Intercompany Activity...     6,971    26,262    23,156    27,803   (31,182)
                              --------  --------  --------  --------  --------
Net Increase in Cash........       --        --        --        --        --
Cash, Beginning of Period...       --        --        --        --        --
                              --------  --------  --------  --------  --------
Cash, End of Period.........  $    --   $    --   $    --   $    --   $    --
                              ========  ========  ========  ========  ========


            See accompanying notes to combined financial statements

                           PRIMEX TECHNOLOGIES, INC.
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               ($ IN THOUSANDS)
OLIN CORPORATION'S PROPOSED DISTRIBUTION OF PRIMEX TECHNOLOGIES, INC.

  On October 9, 1996 the Board of Directors of Olin Corporation ("Olin") approved a plan to distribute all of the outstanding shares of Primex Technologies, Inc. (the "Company") to shareholders on a date to be determined (the "Distribution"). The Company will own the assets and liabilities of Olin's former Ordnance Division ("Ordnance") and Aerospace Division ("Aerospace"). The anticipated distribution will result in the Company operating as a free standing corporation whose common shares will be publicly traded. Olin expects the distribution to be completed by the end of 1996, after the appropriate approvals of third parties including the U.S. Government and the receipt of an acceptable opinion of counsel that the transaction will be tax-free.

  Prior to the Distribution, it is anticipated that the Company will assume a $160,000 credit facility which is intended to provide sufficient liquidity for the Company's current funding needs. Olin will borrow $125,000 under the credit facility. The Company expects that the credit facility will have a five year term.

  Olin and the Company have entered into a Tax Sharing Agreement effectively providing that Olin is responsible for taxes attributable to periods prior to the Distribution.

  Olin and the Company have entered into a Powder Supply Requirements Agreement providing for the supply by the Company of Ball Powder(R) propellant to Olin subsequent to the Distribution.

ACCOUNTING POLICIES

  The preparation of the combined financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

BASIS OF PRESENTATION

  The Company is a business unit of Olin consisting of the Ordnance and Aerospace divisions.

  Ordnance produces large and medium caliber ammunition for aircraft, artillery, tanks, warships; air dispensed munitions; Ball Powder(R) propellant for sporting, military and commercial applications; and propulsion systems for large caliber gun systems. Ordnance's primary customers are the U.S. Department of Defense and other government R&D agencies/laboratories, allied governments and sporting ammunition manufacturers.

  Aerospace products include rocket engines, advanced electric propulsion systems, aerospace electronic products, pulsed power systems and solid propellant products, including munitions dispensing systems. Aerospace's primary customers are satellite, aircraft and missile contractors; other defense/aerospace subsystems and systems contractors; NASA and other government R&D agencies/laboratories.

  The accompanying combined financial statements, which have been prepared as if the Company had operated as a separate stand-alone entity for all periods presented, include only those assets and liabilities to be transferred to the Company, and revenues and expenses attributable to the Company's operations. The combined financial statements include the accounts of the Company and certain majority-owned subsidiaries of Olin which will become subsidiaries of the Company prior to the Distribution. Inter-company balances and transactions between entities included in these financial statements have been eliminated. These financial statements include the assets, liabilities, revenues and expenses of the following Olin subsidiaries:

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

  Olin Aerospace Company.
  Physics International Company.
  U.S. Ordnance Company.
  General Defense Corporation (GDC).
  GD International, LTD, a wholly-owned subsidiary of GDC.
  Olin Services, Inc., a wholly-owned subsidiary of GDC.
  PI Physics International (Schweiz) A.G., a wholly-owned subsidiary of Physics International Company.

  The combined financial statements include an allocation of Olin's consolidated debt and interest expense related to the assigned portion of Olin's debt. The amount of debt allocated was based on providing a debt to equity ratio similar to that of Olin as well as a level of debt the Company could maintain on an independent basis in the future. Management believes the method used to allocate the debt is reasonable and also reflects reductions in the Company's working capital estimated to occur prior to the Distribution. An assessment of corporate overhead is included in selling and administration expenses with the allocation based on either effort committed or number of employees. Management believes that the allocation method used to allocate the costs and expenses is reasonable, however, such allocated amounts may or may not necessarily be indicative of what selling and administration expenses would have been if the Company operated independently of Olin. It is anticipated that when the Company becomes a separate public company administration expenses will increase by approximately $4,000 per year as a result of additional financial reporting requirements, stock transfer fees, directors' fees, insurance, and executive compensation and benefits.

LONG-TERM CONTRACTS

  Sales and cost of sales related to government contracts that extend beyond one year are primarily recognized under the percentage-of-completion method of accounting as costs are incurred. Profits expected to be realized on contracts are based on the Company's estimates of costs at completion compared to total contract sales value; profits for interim reporting periods are based on costs incurred relative to total estimated costs at completion. When the Company believes the cost of completing a contract will exceed contract-related revenues, the full amount of the anticipated contract loss is recognized.

  For contracts or commercial orders with performance periods of under one year, sales are recognized on the units shipped method of accounting.

  Sales directly to the U.S. government and its agencies amounted to $391,099 in 1995, $318,898 in 1994, and $302,022 in 1993. No other single customer accounted for more than 10% of the Company's total annual sales during the three-year period ended December 31, 1995. Export sales from the United States to unaffiliated customers were $24,285, $16,428 and $21,140 in 1995, 1994 and 1993, respectively.

INVENTORIES

  Inventories are stated at the lower of cost or net realizable value. Certain inventories are included in a larger pool of Olin inventories valued by the dollar value last-in, first-out (LIFO) method of inventory accounting.

  The allocation of LIFO reserves is determined by the Company's percentage share of the related inventory pool (based on first-in, first-out).

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

   Improvements to land.......................................... 10 to 20 years
   Building and building equipment...............................  5 to 45 years
   Machinery and equipment.......................................  3 to 12 years

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)
  Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Start-up costs are expensed as incurred.

GOODWILL

  Goodwill, the excess of the purchase price of the acquired businesses over the fair value of the respective net assets, is amortized principally over 30 years on a straight-line basis. Accumulated amortization was $19,790, $17,869, and $15,344 at September 30, 1996, December 31, 1995 and 1994, respectively. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. An impairment would be recorded based on the estimated fair value.

ENVIRONMENTAL LIABILITIES AND EXPENDITURES

  Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon current law and existing technologies. These amounts, which are not discounted and exclusive of claims against third parties, are adjusted periodically as assessment and remediation efforts progress or additional technical or legal information becomes available. Environmental remediation costs are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and /or mitigate or prevent contamination from future operations.

INCOME TAXES

  Prior to the distribution, the Company's operations are included in the U.S. federal consolidated tax returns of Olin. The provision for income taxes includes the Company's allocated share of Olin's consolidated income tax provision and is calculated on a separate Company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Allocated income taxes are settled with Olin on a current basis. Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

ACCOUNTING STANDARDS

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of this standard did not have a material impact on the Company's financial position and its operating results.

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". As allowable by SFAS No. 123, the Company will not recognize compensation cost for stock-based compensation arrangements, but rather will disclose in the notes to the financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

  In the opinion of management, the information furnished in the unaudited interim combined financial statements reflects all adjustments necessary for a fair statement of the results of operations as of and for the nine month periods ended September 30, 1996 and 1995. The unaudited interim combined financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include some information and notes necessary to conform with the annual reporting requirements.

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

RECEIVABLES

  Receivables, including amounts due under long-term contracts (contract receivables), are summarized as follows:

                                                                1995     1994
                                                              -------- --------
   Contract receivables:
     Billed receivables...................................... $ 18,851 $ 14,259
     Unbilled receivables....................................   92,113   70,804
   Trade receivables.........................................   40,621   19,321
                                                              -------- --------
   Total accounts receivable trade...........................  151,585  104,384
   Other receivables.........................................    1,491      510
                                                              -------- --------
   Total..................................................... $153,076 $104,894
                                                              ======== ========

  Unbilled receivables represent the balance of recoverable costs and accrued profit comprised principally of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were earned but not billable as of the balance sheet date under the contractual terms. Billed and unbilled contract receivables include amounts related to Government contracts of $12,061 and $79,473 in 1995 and $10,381 and $57,620 in 1994. Also included in contract receivables are claims in the amount of $445 and $127 at December 31, 1995 and 1994, respectively.

INVENTORIES

  Inventories are presented below:

                                                       UNAUDITED
                                                       SEPTEMBER
                                                         1996     1995    1994
                                                       --------- ------- -------
   Raw materials and work-in-progress.................  $40,320  $50,690 $68,458
   Finished goods.....................................   17,478    7,749   6,489
                                                        -------  ------- -------
                                                         57,798   58,439  74,947
   Less revaluation to LIFO...........................    8,676    8,676   8,239
                                                        -------  ------- -------
   Total inventories..................................  $49,122  $49,763 $66,708
                                                        =======  ======= =======

  Inventory valued at LIFO represented approximately 22% of total inventory at September 30, 1996 and December 31, 1995 and 17% of total inventory at December 31, 1994.

PROPERTY, PLANT AND EQUIPMENT

                                                    UNAUDITED
                                                    SEPTEMBER
                                                      1996      1995     1994
                                                    --------- -------- --------
   Land and improvements to land................... $ 14,378  $ 17,497 $ 18,977
   Building and building equipment.................   38,375    37,942   39,840
   Machinery and equipment.........................  156,689   158,771  154,802
   Leasehold improvements..........................   17,686    17,961   18,092
   Construction-in-progress........................   21,930    23,927   14,827
                                                    --------  -------- --------
   Property, plant and equipment...................  249,058   256,098  246,538
   Less accumulated depreciation...................  145,765   141,625  132,425
                                                    --------  -------- --------
                                                    $103,293  $114,473 $114,113
                                                    ========  ======== ========

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)


  Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $9,846, $8,568 and $7,788 in 1995, 1994 and 1993, respectively.

SHORT-TERM BORROWINGS

  The financial statements include $125,000 of debt in 1995, 1994 and 1993 which represents the expected amount of debt at the time of the Distribution. Associated interest expense amounted to $9,250, $8,625, and $7,875 in 1995, 1994 and 1993, respectively, and was determined using Olin's annual average borrowing rates for those periods. Prior to the distribution, it is anticipated that the Company will assume a $160,000 credit facility which is intended to provide sufficient liquidity for the Company's current funding needs. Olin will borrow $125,000 under the credit facility. Amounts to be borrowed by Olin will be used to reduce its own borrowings. The Company expects the credit agreement to permit borrowings on a revolving basis over a five-year term. The facility will contain restrictive covenants limiting the ratio of earnings before interest and taxes to interest expense, the ratio of total debt to earnings before interest, taxes, depreciation and amortization, and will contain minimum tangible net worth requirements. No principal repayments are expected to be made on the revolving debt until the end of the five-year term. Because this agreement has not been finalized, the debt due Olin has been classified as short-term in the Company's Combined Balance Sheets. When the credit agreement is signed and assumed by the Company in connection with the Distribution, the debt will be reclassified to long-term debt.

OTHER CHARGES

  Other charges include a provision for the settlement of claims relating to a government investigation of certain testing irregularities at the Company's Marion, Illinois facility of $6,000 in the nine months ended September 30, 1996 and $2,000 in the year ended December 31, 1995. Also included in other charges in the nine months ended September 30, 1996 is a $4,500 provision relating to the Belgian contract dispute. See footnote titled "Legal Proceedings" included herein.

  Included in other charges for 1993 is a charge of $12,600 associated with a strategic action plan formulated during the fourth quarter of 1993. The plan included costs of business restructurings involving the shutdown of a manufacturing facility and the discontinuance of artillery metal parts manufacturing ($7,000), other charges including asset write-downs ($1,500), and a reduction in the salaried workforce ($4,100). All actions related to the 1993 charge had been completed as of December 31, 1995.

ACCRUED LIABILITIES

  Included in accrued liabilities at the end of the year are the following items:

                                                                  1995    1994
                                                                 ------- -------
  Accrued payroll and employee benefits......................... $10,802 $11,543
  Contract Liabilities..........................................   6,495  10,093
  Other.........................................................   5,790   7,424
                                                                 ------- -------
  Total accrued liabilities..................................... $23,087 $29,060
                                                                 ======= =======

  Contract liabilities represent principally reserves for anticipated losses on certain incomplete contracts as well as estimated costs to perform contractual activities associated with completed contracts.

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)
INCOME TAXES

COMPONENTS OF INCOME TAX EXPENSE:

                                                         1995   1994     1993
                                                        ------ -------  -------
   Currently payable:
     Federal........................................... $3,774 $ 9,976  $ 3,987
     State.............................................    687   1,836      728
   Deferred............................................  2,502  (2,007)  (1,993)
                                                        ------ -------  -------
   Income tax expense.................................. $6,963 $ 9,805  $ 2,722
                                                        ====== =======  =======

  The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax to the income before taxes.

EFFECTIVE TAX RATE RECONCILIATION (PERCENT):

                                                                  1995 1994 1993
                                                                  ---- ---- ----
   Statutory federal tax rate.................................... 35.0 35.0 34.0
   State income taxes, net.......................................  5.5  4.5  7.4
   Goodwill......................................................  7.0  4.1 23.6
   Fines and penalties...........................................  5.5  --   --
   Supplemental pension..........................................  0.8  1.0  5.4
   Other, net....................................................  1.4  0.3  2.3
                                                                  ---- ---- ----
   Effective tax rate............................................ 55.2 44.9 72.7
                                                                  ==== ==== ====

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES:

                                                                 1995    1994
                                                                ------- -------
   Deferred tax assets:
     Postretirement benefits................................... $ 3,653 $ 3,609
     Non-deductible reserves...................................   9,900  10,038
     Other miscellaneous items.................................   3,390   3,253
                                                                ------- -------
   Total deferred tax assets................................... $16,943 $16,900
                                                                ======= =======
   Deferred tax liabilities:
     Property, plant and equipment............................. $13,895 $14,984
     Deferred contract income..................................   6,061   2,427
                                                                ------- -------
   Total deferred tax liabilities.............................. $19,956 $17,411
                                                                ======= =======

  Income from foreign subsidiaries is not significant and represented less than $70 in each of the years presented. Included in other current assets at December 31, 1995 and 1994, respectively, are $4,802 and $5,590 of net current deferred assets.

ACQUISITIONS

  In 1994, the Company acquired certain assets of the medium caliber ammunition business of GenCorp's Aerojet Ordnance Division for approximately $25,400. The fair value of assets acquired included working capital of $11,170 and property, plant and equipment of $14,230. This acquisition was accounted for as a purchase and

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)
accordingly, its results of operations, which were not material, are included in the combined financial statements from the date of acquisition.

PENSION PLANS

  Virtually all U.S. employees of the Company are participants in one of several Olin pension benefit plans covering employees of other Olin businesses. It is impracticable to segregate the vested benefits attributable to employees of the Company. Costs and expenses include accruals for pensions at rates determined by Olin corporate personnel and which amounted to $4,622, $4,427 and $4,401 in 1995, 1994, and 1993, respectively. It is anticipated that the Company will adopt a defined contribution savings plan to provide pension benefits to its employees. The Company estimates that the costs of such plans will approximate the costs under the Olin plans. The pension liability for active and retired employees participating in the Olin plans prior to the Distribution will remain with Olin.

  Certain Company employees participated in Olin supplemental non-qualified pension plans. Costs and expenses associated with the non-qualified plans were $566, $688, and $761 in 1995, 1994, and 1993, respectively. Included in other assets in 1995 and 1994 is the cash surrender value of the related life insurance policies of $1,991 and $9,938, respectively, which is net of loans against those policies of $9,200 in 1995. The loans were repaid in 1996. Olin will remain liable for payment of benefits accrued for employees of the Company under any Olin non-qualified benefit plan as of the Distribution Date. It is anticipated that the Company will establish a non-qualified plan after the Distribution.

  The Company's employees also participate in Olin-provided postretirement health care and life insurance benefits for eligible active and retired domestic employees. The following table reflects the components of post retirement liability for active employees of the Company. Costs and expenses include accruals for post retirement benefits for both active and retired employees at rates determined by Olin corporate personnel and which amounted to $1,100, $550 and $306 in 1995, 1994 and 1993, respectively. The liability for retired employees prior to the Distribution will remain with Olin. It is anticipated that the Company will adopt a plan similar to the Olin plan to provide postretirement benefits for its active employees.

UNFUNDED LIABILITY FOR POSTRETIREMENT BENEFITS

                                                                  1995    1994
                                                                 ------  ------
   Accumulated postretirement benefit obligation:
     Fully eligible active plan participants.................... $3,473  $3,337
     Other active participants..................................  5,666   5,445
                                                                 ------  ------
   Cumulative accumulated postretirement benefit obligation.....  9,139   8,782
   Unrecognized loss............................................   (912)   (769)
   Unrecognized prior service cost..............................  1,165   1,264
                                                                 ------  ------
   Net postretirement benefit liability......................... $9,392  $9,277
                                                                 ======  ======

  The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 7.5% in 1995, 8.5% in 1994 and 7.5% in 1993. The assumed health care cost trend rate used for pre-65 retirees was 12.5% in 1995 and 13% in 1994 and 13.5% in 1993, declining one-half percent per annum to 6%. A one percent increase each year in the health care cost trend rate used would have resulted in a $160 increase in aggregate service and interest components of expense for the year 1995, and a $925 increase in the accumulated postretirement benefit obligation at December 31, 1995.

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)
CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

  Prior to the distribution, the Company employees participated in the Olin Corporation Contributing Employee Ownership Plan, which is a defined contribution plan available to essentially all domestic Olin employees and provides a match of employee contributions. The matching contribution allocable to the Company employees has been included in cost and expenses in the accompanying financial statements and was $2,274, $1,958, and $1,261 in 1995, 1994 and 1993, respectively.

LONG-TERM INCENTIVE PLAN

  It is anticipated that the Company will adopt a long-term incentive plan to encourage selected salaried employees to acquire a proprietary interest in the Company's growth and performance and to attract and retain qualified individuals. The plan will provide for the ability to issue stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, and other stock-based awards. Shortly after the date of the distribution it is anticipated that the Company will issue restricted stock units to certain officers of the Company. The estimated value of the restricted stock units is $3,500 which will be charged to income over the vesting period of 5 years.

SHAREHOLDER RIGHTS PLAN

  It is anticipated that the Company will adopt a Shareholder Rights Plan which is designed to prevent an acquiror from gaining control of the Company without offering a fair price to all shareholders. Each right entitles a shareholder (other than the acquiror) to buy one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an exercise price of $55. The rights are exercisable only if a person acquires more than 15% of the Company's common stock or if the Board of Directors so determines following the commencement of a tender or exchange offer to acquire more than 15% of the Company's common stock. If any person acquirers more than 15% of the Company's common stock and in the event of a subsequent merger or combination, each right will entitle the holder (other than the acquiror) to purchase stock or other property of the acquiror having a value of twice the exercise price. The Company can redeem the rights at $.01 for a certain period of time. The rights will expire on December 19, 2006, unless earlier redeemed by the Company.

EQUITY

  Equity represents Olin's ownership interest in the recorded net assets of the Company. All cash and inter-company transactions flow through the equity account. A summary of the activity for the periods ended December 31 follows:

                                                       1995     1994     1993
                                                     -------- -------- --------
  Balance, beginning of period...................... $131,113 $ 91,287 $114,775
  Net income........................................    5,661   12,023    1,022
  Net inter-company activity........................   21,761   27,803  (24,510)
                                                     -------- -------- --------
  Balance, end of period............................ $158,535 $131,113 $ 91,287
                                                     ======== ======== ========

COMMITMENTS AND CONTINGENCIES

  The Company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase

                           PRIMEX TECHNOLOGIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)
options. Total rent expense charged to operations amounted to $4,684 in 1995, $4,876 in 1994 and $3,694 in 1993 (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 are as follows: $3,850 in 1996; $3,237 in 1997; $2,810 in 1998; $2,528 in 1999;
$2,151 in 2000; and $9,906 thereafter.

  At December 31, 1995, the Company had approximately $8,050 in stand by letters of credit primarily representing performance guarantees under certain supply agreements.

ENVIRONMENTAL

  The Company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Environmental provisions charged to income amounted to $795 in 1995, $120 in 1994 and $1,101 in 1993. The combined balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $2,574 in 1995 and $2,070 in 1994 and are classified as other noncurrent liabilities, respectively.

  Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigator studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the Company.

LEGAL PROCEEDINGS

  In May 1994, the Company discovered that an employee may have modified inspection and testing software used on certain medium caliber ammunition production lines at its Marion, Illinois testing facility to permit inspections to be performed at tolerances which may not have been fully compliant with applicable contract specifications. Upon discovering the issue, the Company promptly notified U.S. Government contracting representatives, voluntarily disclosed the circumstances then known to the Department of Defense's Office of the Inspector General and expressed its intent to fully investigate the matter and take all necessary corrective actions. In September of 1996 this matter was settled with the U.S. Government for $8,000. The settlement charges are included in "Other charges" in the accompanying combined statements of income.

  The Company is involved in a contract dispute with the Belgium Ministry of Defense related to the 1985 sale of tank ammunition. The Belgium Ministry of Defense has alleged improprieties committed by the Belgium national who represented Olin in the transaction. Based on these allegations, the Belgium Ministry of Defense withheld final payment on the contract and the Company agreed to extend the letter of credit related to the contract guarantee pending a decision by the Belgium courts on the underlying contract dispute. The trial court ruled against the Company. The decision has been appealed. In the event that the trial court's decision is sustained, the resultant liability is estimated at approximately $4,500, net of a $1,100 receivable, at current exchange rates. The provision for the estimated settlement is included in "Other charges" in the accompanying combined statements of income. However, since the liability for this matter has been assumed by Olin in accordance with the Assumption of Liabilities and Indemnity Agreement between Olin and the Company the balance sheet does not include any reserves related to this matter.

RELATED PARTY TRANSACTIONS

  The Company sells propellant to Olin's Winchester Division which is used in the manufacturing of sporting ammunition. These product sales aggregated $23,272 in 1995, $25,706 in 1994, and $21,702 in 1993 and are reflected in sales on the statement of income for the respective periods. Payment of these inter-company sales occurred at the time of shipments by way of the inter-company account.

                           PRIMEX TECHNOLOGIES, INC.
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               ($ IN THOUSANDS)
  The Company is charged by Olin for the Company's share of expenses of certain centralized activities using various allocation bases. These activities include, but are not limited to, administration of employee benefit programs, tax compliance, management information systems, treasury, legal and general corporate functions. Charges to the Company for centralized corporate services were $2,170 in 1995, $2,528 in 1994 and $3,103 in 1993.